Exhibit 99.2

Unaudited Interim Report

for the six-month period ended

30 June 2020

Management report

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 170 000 employees based in nearly 50 countries worldwide. For 2019, our reported revenue was 52.3 billion US dollar (excluding joint ventures and associates).

The following management report should be read in conjunction with Anheuser-Busch InBev’s 2019 audited consolidated financial statements and with the unaudited condensed consolidated interim financial statements as at 30 June 2020.

In the rest of this document we refer to Anheuser-Busch InBev as “AB InBev”, “the company”, “we”, “us” or “our”.

Recent events

On 1 June 2020, we completed the previously announced sale of Carlton & United Breweries (“CUB”), our Australian subsidiary, to Asahi Group Holdings, Ltd (“Asahi”). The transaction is valued at 16 billion AUD in enterprise value. As part of this transaction, we granted Asahi Group Holdings, Ltd. rights to commercialize the portfolio of our global and international brands in Australia. Substantially all of the 10.8 billion US dollar net proceeds from the divestiture of the Australian business will be used by the company to pay down debt. The results of the Australian operations were accounted for as discontinued operations (“profit from discontinued operations”) up to 31 May 2020.

Selected financial figures

To facilitate the understanding of our underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider part of the underlying performance of the business.

We have restated our 2019 results considering the classification of our Australian business as discontinued operations. Effective 30 September 2019, following the announcement on 19 July 2019 of the agreement to divest CUB to Asahi, we classified the assets and liabilities associated with the Australian operations as assets held for sale and liabilities associated with assets held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In addition, since the results of the Australian operations represented a separate major line of business, these were accounted for as discontinued operations as required by IFRS 5 and presented in a separate line in the consolidated income statement (“profit from discontinued operations”) up to 31 May 2020. Consequently, the 2019 consolidated results have been restated as if the classification had been applied as of 1 January 2019 to exclude the results of the Australian operations.

Accordingly, the profit, cash flow and balance sheet are presented as reported in 2019, adjusted to reflect the classification of Carlton & United Breweries as discontinued operations. This presentation is referred to as “2019 restated”. As a result, all the presentations of our underlying performance and organic growth figures do not reflect the results of the Australian operations.

The tables in this management report provide the segment information per region for the period ended 30 June 2020 and 2019 in the format up to Normalized EBIT level that is used by management to monitor performance.

Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items and discontinued operations. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures.

The tables below set out the components of our operating income and operating expenses, as well as the key cash flow figures.

For the six-month period ended 30 June Million US dollar	2020%	%	2019 restated	%

Revenue[1]	21 298	100%	25 823	100%
Cost of sales	(9 097)	43%	(9 953)	39%

Gross profit	12 201	57%	15 869	61%
SG&A	(7 257)	34%	(8 077)	31%
Other operating income/(expenses)	158	1%	388	2%

Normalized profit from operations (Normalized EBIT)	5 102	24%	8 180	32%
Non-recurring items	(2 796)	13%	(103)	-

Profit from operations (EBIT)	2 306	11%	8 077	31%

Depreciation, amortization and impairment	2 261	11%	2 265	9%
Non-recurring impairment	2 650	12%	-	-
Normalized EBITDA	7 363	35%	10 446	40%
EBITDA	7 217	34%	10 342	40%

Normalized profit attributable to equity holders of AB InBev	76	-	4 714	18%
Profit from continuing operations attributable to equity holders of AB InBev	(3 955)	19%	5 819	23%
Profit from discontinued operations attributable to equity holders of AB InBev	2 055	10%	236	1%
Profit attributable to equity holders of AB InBev	(1 900)	9%	6 055	23%

For the six-month period ended 30 June Million US dollar	2020	2019 restated

Operating activities
Profit from continuing operations	(3 744)	6 406
Interest, taxes and non-cash items included in profit	11 164	3 979
Cash flow from operating activities before changes in working capital and use of provisions	7 420	10 385

Change in working capital	(2 700)	(1 531)
Pension contributions and use of provisions	(327)	(279)
Interest and taxes (paid)/received	(3 388)	(4 129)
Dividends received	30	137
Cash flow from operating activities on Australia discontinued operations	84	314
Cash flow from operating activities	1 119	4 897

Investing activities
Net capex	(1 524)	(1 488)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(204)	(245)
Net proceeds from sale/(acquisition) of other assets	(30)	(6)
Proceeds from Australia divestiture (discontinued operations)	10 838	-
Cash flow from investing activities on Australia discontinued operations	(13)	(16)
Cash flow from investing activities	9 067	(1 755)

Financing activities
Dividends paid	(1 219)	(2 389)
Net (payments on)/proceeds from borrowings	10 194	1 410
Payment of lease liabilities	(280)	(225)
Other (including purchase of non-controlling interests)	(457)	(781)
Cash flow from financing activities on Australia discontinued operations	(6)	(13)
Cash flow from financing activities	8 231	(1 998)

Net increase/(decrease) in cash and cash equivalents	18 416	1 144

[1]	Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to the company’s customers.

Financial performance

The tables in this management report provide the segment information per region for the period ended 30 June 2020 and 2019 in the format down to Normalized EBIT level that is used by management to monitor performance. To facilitate the understanding of our underlying performance, we are presenting in this management report the 2019 restated consolidated volumes and results up to Normalized EBIT. As such, these financials are included in the organic growth calculation. The profit, cash flow and balance sheet are presented as reported in 2019, adjusted to reflect the classification of the Australian business as discontinued operations.

We are presenting our results under five regions: North America, Middle Americas, South America, EMEA and Asia Pacific.

The tables below provide a summary of our performance for the period ended 30 June 2020 and 2019 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2019 restated	Scope	Currency translation	Organic growth	2020	Organic growth %

Volumes	276 031	615	-	(37 069)	239 577	(13.4)%
Revenue	25 823	53	(1 470)	(3 108)	21 298	(12.0)%
Cost of sales	(9 953)	(68)	676	249	(9 097)	2.5%
Gross profit	15 869	(15)	(794)	(2 859)	12 201	(18.0)%
SG&A	(8 077)	4	498	318	(7 257)	4.0%
Other operating income/(expenses)	388	(2)	(11)	(216)	158	(56.3)%
Normalized EBIT	8 180	(13)	(307)	(2 757)	5 102	(33.6)%
Normalized EBITDA	10 446	(9)	(487)	(2 587)	7 363	(24.7)%
Normalized EBITDA margin	40.5%	-	-	-	34.6%	(585)bps

In the first six months of 2020, our normalized EBITDA declined 24.7%, while our normalized EBITDA margin decreased 585 bps, reaching 34.6%.

Consolidated volumes declined by 13.4%, with own beer volumes down 14.0% and non-beer volumes down 7.6%, driven by impact of the COVID-19 pandemic.

Consolidated revenue declined by 12.0% to 21 298m US dollar, with revenue per hectoliter increasing 1.6%, in the first six months of 2020 and 0.6% revenue per hectoliter decline in the second quarter of 2020, driven by restrictions related to the COVID-19 pandemic. Combined revenues of our global brands, Budweiser, Stella Artois and Corona declined by 14.1% and 14.9% outside of their respective home markets.

Consolidated Cost of Sales (CoS) decreased 2.5%, and increased 12.9% on a per hectoliter basis, driven primarily by operational deleverage resulting from the impact of COVID-19 on our volumes, particularly in markets where our beer operations were shut down within the second quarter of 2020.

BUSINESS UPDATE IN LIGHT OF THE GLOBAL COVID-19 PANDEMIC

The COVID-19 pandemic continues to present unprecedented challenges for societies, governments and businesses across the world. The health and safety of our colleagues is our first priority, and we are finding new ways to do our part globally to help our communities, support our partners and connect with our consumers.

Our performance in the second quarter of 2020 was materially impacted by the COVID-19 pandemic, as expected. As the quarter progressed, however, we saw considerable improvement in performance from month to month. We came out of the quarter with reinforced confidence in the resilience of our business and the global beer category.

In April, our volumes declined by 32.4%, as we faced a shutdown of our beer operations in key markets such as Mexico, South Africa and Peru, and the closure of the on-premise channel in most of our markets.

We saw a sequential improvement in May, with a volume decline of 21.1%.While we continued to face a shutdown of our beer operations in markets such as Mexico and South Africa, this improvement was driven by a return to positive volume growth in China, a healthy performance from our beer business in Brazil, the gradual reopening of the on-premise channel in certain markets, particularly in Europe, and the strength of the off-premise channel in both developed and developing markets.

In June, we delivered volume growth of 0.7%, despite cycling a strong performance from the prior year. We saw a significant recovery in June in Mexico and South Africa, where the resumption of operations was met with robust consumer demand. Brazil accelerated its healthy performance with meaningful beer volume growth as we leveraged our best-in-class distribution network, innovations and digital capabilities to reach consumers in new ways. In the US, we delivered top and bottom-line growth through the success of our premium brands, known and trusted mainstream brands and the strength of the off-premise channel. China delivered exceptional results, with its highest ever monthly volume.

In total, our volumes in the second quarter of 2020 declined by 17.1% with own beer volumes declining 17.2%. Revenue per hl declined by 0.6%, leading to a total revenue decline of 17.7%. EBITDA declined by 34.1% to 3 414m US dollar, with margin contraction of 825 bps to 33.2%, due to the top-line decline and lower operational leverage, especially in the beginning of the quarter when we faced significantly reduced volume. These headwinds were partially offset by successful resource allocation initiatives that drove a meaningful reduction in SG&A.

The trajectory of the business throughout the second quarter of 2020 reinforced our confidence in the resilience of the beer category, particularly in the off-premise channel, where we saw healthy growth in both developed and developing markets. The continued reopening of the on-premise channel around the world also contributed to an improved performance, especially in May and June. We are excited about the return of these consumption occasions, while remaining cautious as we are now seeing renewed on-premise restrictions in certain markets. South Africa implemented a second ban on alcohol sales in the middle of July 2020, which will impact our results in the third quarter of 2020.

In view of the economic uncertainties caused by the COVID-19 pandemic, we performed an impairment review considering different scenarios: a base case, a best case and a worst case. No impairment was warranted under the base and best case scenarios. However, we were exposed to a risk of impairment for the South Africa and Rest of Africa cash-generating units under the worst case scenario and concluded it was prudent to recognize a 2.5 billion USD non-cash goodwill impairment charge applying a 30% probability of occurrence of the worst case scenario. This charge is partially offset by a 1.9 billion USD gain on the disposal of the Australian operations. See also Note 11 Goodwill and Note 15 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations.

We have been investing behind capabilities such as B2B platforms, e-commerce channels and digital marketing for several years. These trends have accelerated over the past few months, positioning us well to capture growth.

We have taken significant actions to maintain strong liquidity in a more volatile and uncertain environment, while proactively managing our debt profile. We also implemented several initiatives that drove a meaningful reduction in SG&A, while we continue to invest effectively behind our brands and commercial strategy, preparing for a strong recovery.

The fundamental strengths of our company remain unchanged. We have a clear commercial strategy, diverse geographic footprint, the world’s most valuable portfolio of beer brands, industry-leading profitability, a strong team and an incredibly deep talent pool.

VOLUMES

The table below summarizes the volume evolution per region and the related comments are based on organic numbers. Volumes include not only brands that we own or license, but also third-party brands that we brew as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export business, which includes our global headquarters and the export businesses which have not been allocated to our regions, are shown separately.

Thousand hectoliters	2019 restated	Scope	Organic growth	2020	Organic growth %

North America	53 635	127	(1 785)	51 977	(3.3)%
Middle Americas	64 722	578	(13 442)	51 858	(20.6)%
South America	66 856	15	(4 088)	62 782	(6.1)%
EMEA	40 214	(72)	(6 591)	33 551	(16.4)%
Asia Pacific	50 189	(22)	(11 122)	39 045	(22.2)%
Global Export and Holding Companies	416	(11)	(41)	364	(10.3)%
AB InBev Worldwide	276 031	615	(37 069)	239 577	(13.4)%

North America total volumes decreased by 3.3%. We estimate that our sales-to-retailers (“STRs”) in the United States declined by 0.4% in an industry that we estimate was flattish, resulting in a market share decline of 20 bps in the six-month period ended 30 June 2020 compared to the same period last year. Our sales-to-wholesalers (“STWs”) declined by 3.7%.

In response to the COVID-19 pandemic, “stay-at-home” orders and other social distancing measures were implemented in the United States beginning in the middle of March 2020, at varying levels across states.

Our US business performed well in the second quarter of 2020 even in the face of continued industry pressure and volatility caused by the COVID-19 pandemic, primarily due to the continued implementation of our commercial strategy. We leveraged the learnings from our global colleagues, as well as data and analytics, to quickly and efficiently adapt our operations to continue supplying the market and effectively address changing consumer needs.

Our estimated market share was stable in the second quarter of 2020, as our STRs were flattish along with the industry. In light of the strong consumer demand, depletions of inventory accelerated while STWs declined by 6.1%. Throughout the second quarter of 2020, we observed a gradual reopening of the on-premise channel, though many states have since reinstated restrictions.

Our above core portfolio once again led the way and delivered an estimated market share gain of 90 bps in the second quarter of 2020. This was led by the successful launch of Bud Light Seltzer earlier this year, which remains the top innovation in the category by volume in 2020. Michelob Ultra continued its strong momentum as a top share gainer in the category, finding new ways to connect with consumers digitally to support an active lifestyle.

In the mainstream segment, our core, core light and value brands delivered an estimated loss of 90 bps of market share. This improvement versus recent trends is largely due to the uplift of beer sales in the off-premise channel, which disproportionately benefits established brands and larger packs. Within the mainstream segment, we estimate our portfolio lost approximately 15 bps of market share.

Our business in Canada demonstrated resilience in a challenging environment, delivering a flattish volume performance well ahead of the industry. As government restrictions came into place in the middle of March 2020, the on-premise channel was effectively shutdown. We observed an uplift in the off-premise channel as consumers prepared to enjoy our products at home. Our beyond beer business considerably outperformed, led by successful innovation launches and the growth of our seltzer portfolio, driven by Nutrl. The COVID-19 pandemic resulted in a shift from the on-premise to the off-premise channel.

Middle Americas total volumes decreased by 20.6%. In Mexico, our volumes declined by high teens in the six-month period ended 30 June 2020 compared to the same period last year.

Our beer business was shut down during the nationwide lockdown in the first two months of the second quarter of 2020. We quickly pivoted to produce low-alcohol beer products, Victoria 1.8 and Corona Ligera, which addressed new in-home consumption occasions. We also leveraged our direct-to-consumer and B2B capabilities, which saw significant acceleration throughout the crisis. Additionally, we launched a platform called “#PorNuestroMexico” to support a strong recovery through humanitarian initiatives, such as face mask and hand sanitizer donations, and customer support initiatives, such as providing safety equipment and credit support.

In June 2020, the restrictions on our operations were lifted and we rapidly returned to full operational status with increased safety measures to protect our people. Our beer volumes grew by high teens in June 2020, due to the replenishment of inventory levels in the trade and strong consumer demand. Our above core portfolio saw strong growth in June 2020, with double-digit growth of our global brands, Michelob Ultra and the Modelo Especial family.

Our portfolio became available in an additional 1,600 OXXO stores in July 2020, as we completed the fourth wave of our expansion into the country’s largest convenience store channel. We remain excited about the long-term growth potential and incrementality of this opportunity.

In Colombia, total volumes declined by high teens, with beer volumes down high teens and non-beer volumes down low teens in the six-month period ended 30 June 2020 compared to the same period last year.

The first quarter of 2020 was significantly impacted by social distancing measures put in place in the middle of March 2020 including a national quarantine, to address the COVID-19 pandemic. The on-premise channel, which comprises slightly more than 50% of our volumes, was closed across the country, although sales were permitted for home delivery.

Our performance in the second quarter of 2020 was significantly impacted by the nationwide lockdown of the on-premise channel and stay-at-home restrictions, though these began to ease throughout the quarter. In June, our volume performance improved versus the first two months of the second quarter of 2020, as the gradual re-opening of certain sectors of the economy led to improving consumer confidence and disposable income. Additionally, while on-premise alcohol consumption remains restricted, many on-premise outlets are now offering take-out, supporting improving volume trends. We continued to expand the premium segment in the second quarter of 2020 while further enhancing our smart affordability strategy. We are supporting the recovery of our customers with initiatives, such as Tienda Cerca, an online delivery platform, and our recently-launched proprietary B2B online platform, BEES.

In Peru, our volumes declined by high teens in the first quarter of 2020, driven by lockdown measures implemented across the country as of the middle of March 2020 in response to COVID-19. Prior to the lockdown, we saw strong performances from our global brands and our innovations in the first quarter of 2020, including the continued success of Golden, a smart affordability innovation we launched in the fourth quarter of 2019. Our volumes declined significantly in the second quarter of 2020 compared to the same period last year, as a result of government lockdown restrictions implemented in March 2020. At the end of April 2020, we resumed sales and distribution of existing inventory, and in June 2020 we resumed full brewing operations, resulting in improved volume trends throughout the second quarter of 2020. We are transforming our business to better reach consumers through an enhanced portfolio of new brands, such as our smart affordability brand Golden.

In Ecuador, our performance was also significantly impacted by government measures in March 2020 to shutdown the on-premise channel across the country, as well as some local measures to shutdown full regions, which affected approximately half of our total volumes. In the first quarter of 2020, our volumes declined by double-digits. Prior to March 2020, our volumes were growing by double-digits, driven by the strong performance of our brand portfolio across the price spectrum. Our volumes declined significantly in the second quarter of 2020 compared to the same period last year, due to the COVID-19 pandemic and associated government restrictions. In June 2020, we saw a gradual easing of restrictions, leading to improved volume trends in the month. Despite the challenging environment, our premium and super premium brands gained share in the second quarter of 2020. We also expanded our smart affordability strategy to brew beers with local crops through a program called Siembra por Contrato, supporting farmers in the country.

South America total volumes decreased by 6.1%. In Brazil, our volumes declined by 6.9%, with beer volumes down 6.9% and non-beer volumes down 6.8% in the six-month period ended 30 June 2020 compared to the same period last year.

In March 2020, restrictive measures were implemented across Brazilian states in response to the COVID-19 pandemic, including the lockdown of the on-premise channel, which represents more than half of our volume. We were committed to staying close to our consumers and customers throughout that time by leveraging technology. We saw an opportunity to grow the in-home consumption occasion, especially through our unique Direct-to-Consumer platform “Zé Delivery”. Through the platform, we connect our customers, bars, restaurants, consumers and drivers to enable cold beer delivery in less than 60 minutes.

Our beer business delivered a healthy performance in the context of a volatile external environment in the second quarter of 2020, with a volume decline of 1.3%, outperforming the industry according to our estimates. We saw an improving trend throughout the second quarter of 2020 driven by the success of our innovation strategy, reliability of our supply chain and customer relationships, the strengths of our distribution footprint and a shift in off-premise consumption to traditional outlets, where our portfolio over-indexes. Furthermore, these benefits were amplified by the positive impact of government subsidies on consumer disposable income. Our non-beer business declined by 12.6% in the second quarter of 2020, impacted by COVID-19 restrictions and the consequent change in consumption occasions.

Although the COVID-19 pandemic has created significant challenges for our business, it has also accelerated consumer trends that we have been investing behind, primarily reinforcing the need for an innovative, consumer-centric mindset and advancing our business transformation enabled by technology. We have been enhancing our portfolio across a variety of segments. In the mainstream segment, Skol Puro Malte grew by strong double-digits from a meaningful base. In the core plus segment, Bohemia more than doubled in the second quarter of 2020 supported by its repositioning and new visual brand identity, and we are further elevating our presence in the segment through the successful launch of Brahma Duplo Malte. In the premium segment, our global brands grew by double-digits, led by Budweiser, though our domestic premium brands declined given their over-exposure to the on-premise channel.

Our digital transformation continues to gain traction. Our customers are increasingly relying on our B2B digital solutions, and our direct-to-consumer e-commerce platform, Zé Delivery, has been rapidly increasing geographic coverage, reaching 2.2 million orders in June 2020 versus 1.5 million orders in full year ended 31 December 2019. We continue to connect with consumers in new ways with initiatives such as “lives,” a series of livestreamed online concerts, which reached more than 675 million views in the second quarter of 2020.

In Argentina, our business was impacted by the ongoing challenging environment. We delivered high single digit volume growth in the first quarter of 2020, ahead of the industry and supported by a favorable comparable. In response to the COVID-19 pandemic, a full national lockdown was implemented as of the middle of March 2020. The on-premise channel was effectively shut and there were restrictions on hours of operation in the off-premise channel, which represents approximately 90% of our volume. Volumes declined by low teens in the second quarter of 2020. Our above core portfolio remained resilient and performed well, led by the growth of our global and local brands. Corona and our local champion in the core plus segment, Andes Origen, delivered high double-digit growth in the second quarter of 2020. We continue to focus on the digital transformation of our business and have observed strong results from our direct-to-consumer initiatives and our e-retail platforms, aimed at supporting local businesses.

EMEA total volumes decreased by 16.4%. In Europe, our volumes declined by low single-digits in the first quarter of 2020 as a result of COVID-19 restrictive measures. We observed a full shut down of the on-premise channel throughout March 2020, which represented approximately 30% of our business in the region. Europe volumes declined by mid-teens in the second quarter of 2020. We have seen an uplift in the off-premise channel since the outbreak of the COVID-19 pandemic, with accelerated growth of premium brands and larger packs. In June 2020, we saw the gradual re-opening of the on-premise channel in most of our markets, resulting in improved volume trends. We continued to gain market share across the majority of our markets in the first six months of 2020, supported by the strong growth of Budweiser following its successful launch in France and the Netherlands last year.

Our business in South Africa was significantly impacted by the nationwide lockdown that began in late March 2020 and lasted until the end of May 2020, which included a complete ban on the sale of alcohol beverages. Our brewery and distribution operations were severely restricted by government mandates. Our volumes in South Africa declined by double-digits in the six-month period ended 30 June 2020 compared to the same period last year. We fully resumed operations at the beginning of June 2020, and we saw a strong recovery in the month with volume growth of high single digits. However, a second ban on the sale of alcohol beverages was implemented in the middle of July 2020. Our priority is and continues to be the safety and well-being of our people and our communities. We remain focused on working with the South African government on measures that will meaningfully combat the public health crisis, while supporting the country’s much-needed economic recovery.

In Africa excluding South Africa, measures taken to combat the COVID-19 pandemic varied by country, but implementation generally began in late March and early April 2020 to shut down the on-premise channel in most markets. Our breweries mostly remained operational and we were servicing the market, primarily the off-premise channel, in compliance with government regulations. Our breweries remained operational throughout the second quarter of 2020 in most of our key markets. In Nigeria, we saw a rapid recovery following the easing of restrictions in May 2020, leading to volume growth in June 2020. We saw a similar trajectory in the rest of our markets in Africa, with April the most impacted month of the second quarter of 2020, followed by improving volume trends in May and growth in many markets in June 2020.

Asia Pacific total volumes decreased by 22.2%. In China, our volumes declined by 20.6% in the six-month period ended 30 June 2020 compared to the same period last year. COVID-19 struck China in late January 2020, just before the start of the Chinese New Year celebrations, one of the largest consumption occasions of the year. Most provinces implemented significant lockdown measures to combat the virus, lasting from late January through at least the end of February 2020. During this period, we observed virtually no activity in the nightlife channel, very limited activity in the restaurant channel and a meaningful decline in the in-home channel. However, we saw a significant acceleration of the e-commerce channel, where we are the market leader. We grew volumes by strong double-digits in this channel in the first quarter of 2020. We re-allocated our resources to take advantage of these trends, particularly in the in-home and e-commerce channels.

In March 2020, we observed a steady recovery in the in-home and restaurant channels, though the nightlife channel recovered at a slower pace due to social distancing measures. By the end of March 2020, almost all our wholesalers had resumed operations though operating at lower demand levels in light of the situation and we had re-opened all our breweries in China.

Our business in China continued its recovery throughout the second quarter of 2020, delivering a slight volume decline of 0.4%. While we faced a 17% decline in April 2020, we achieved mid-single digit growth in May and June 2020. Our June 2020 performance represented our highest ever monthly volumes in China, while still maintaining healthy levels of inventory in the trade.

In the second quarter of 2020, our Super Premium portfolio continued its momentum with volume growth. Additionally, our mainstream brands outperformed in the second quarter of 2020, especially our local brands. We believe that the long-term premiumization trend in China remains intact, given the continued healthy performance of the Super Premium segment, strong indications of economic recovery and encouraging stimulus policies.

We launched several new brands across a variety of price segments and styles ahead of the summer season. Leveraging our global portfolio of brands and the category expansion framework, we have launched Bud Light as a premium lager and Beck’s as an international pure malt offering. Additionally, we expanded Sedrin Lychee nationally in the flavored beer segment.

Throughout the second quarter of 2020, we saw improving trends across channels. The in-home channel is effectively fully open and our business performed very well, with volume growth of high single digits. In the on-premise channel, more than 90% of restaurants were open by the end of June 2020 with comparable rates of sale to last year. The nightlife channel improved significantly month-over-month with more than 80% of venues open at the end of June 2020. The e-commerce channel, where we have grown our market share to more than twice that of the next brewer, continued to accelerate its growth.

In South Korea, our volumes experienced a meaningful decline in the first quarter of 2020 driven by COVID-19 as well as a challenging comparable. South Korea faced a significant outbreak of the virus in late February 2020, though businesses largely remained open across most of the country. Consumers actively practiced social distancing, which led to a meaningful decline in the on-premise channel in the first quarter of 2020. However, since the middle of March 2020, we observed a consistent improvement in consumer sentiment. Our volumes declined in the second quarter of 2020 driven by a softer industry resulting from the COVID-19 pandemic. We continue to leverage our full portfolio of brands to connect with consumers across price segments and channels. In the premium segment, our strong portfolio of established brands and recent innovations outperformed the industry. In total, we estimate that our market share grew quarter-over-quarter once again. We are encouraged by our full portfolio’s momentum in the market.

OPERATING ACTIVITIES BY REGION

The tables below provide a summary of the performance of each region, for the period ended 30 June 2020 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2019 restated	Scope	Currency translation	Organic growth	2020	Organic growth %

Volumes	276 031	615	-	(37 069)	239 577	(13.4)%
Revenue	25 823	53	(1 470)	(3 108)	21 298	(12.0)%
Cost of sales	(9 953)	(68)	676	249	(9 097)	2.5%
Gross profit	15 869	(15)	(794)	(2 859)	12 201	(18.0)%
SG&A	(8 077)	4	498	318	(7 257)	4.0%
Other operating income/(expenses)	388	(2)	(11)	(216)	158	(56.3)%
Normalized EBIT	8 180	(14)	(307)	(2 757)	5 102	(33.6)%
Normalized EBITDA	10 446	(9)	(487)	(2 587)	7 363	(24.7)%
Normalized EBITDA margin	40.5%	-	-	-	34.6%	(585)bps

NORTH AMERICA	2019 restated	Scope	Currency translation	Organic growth	2020	Organic growth %

Volumes	53 635	127	-	(1 785)	51 977	(3.3)%
Revenue	7 701	16	(15)	(167)	7 536	(2.2)%
Cost of sales	(2 868)	(11)	5	32	(2 842)	1.1%
Gross profit	4 833	5	(10)	(135)	4 694	(2.8)%
SG&A	(2 197)	(14)	5	101	(2 104)	4.6%
Other operating income/(expenses)	20	-	-	(31)	(10)	(150.5)%
Normalized EBIT	2 656	(9)	(4)	(64)	2 579	(2.4)%
Normalized EBITDA	3 045	(7)	(5)	(47)	2 986	(1.5)%
Normalized EBITDA margin	39.5%				39.6%	26bps

MIDDLE AMERICAS	2019 restated	Scope	Currency translation	Organic growth	2020	Organic growth %

Volumes	64 722	578	-	(13 442)	51 858	(20.6)%
Revenue	5 735	13	(236)	(1 267)	4 246	(22.0)%
Cost of sales	(1 711)	(12)	79	192	(1 454)	11.1%
Gross profit	4 024	1	(157)	(1 076)	2 792	(26.7)%
SG&A	(1 483)	5	68	152	(1 258)	10.3%
Other operating income/(expenses)	55	(6)	-	(49)	-	(100.1)%
Normalized EBIT	2 595	-	(89)	(972)	1 535	(37.5)%
Normalized EBITDA	3 036	-	(116)	(899)	2 021	(29.6)%
Normalized EBITDA margin	52.9%				47.6%	(512)bps

SOUTH AMERICA	2019 restated	Scope	Currency translation	Organic growth	2020	Organic growth %

Volumes	66 856	15	-	(4 088)	62 782	(6.1)%
Revenue	4 769	1	(962)	(195)	3 613	(4.1)%
Cost of sales	(1 928)	-	456	(254)	(1 727)	(13.2)%
Gross profit	2 841	1	(506)	(450)	1 886	(15.8)%
SG&A	(1 427)	(2)	317	(94)	(1 205)	(6.6)%
Other operating income/(expenses)	100	-	(9)	(37)	54	(36.8)%
Normalized EBIT	1 514	-	(198)	(580)	736	(38.3)%
Normalized EBITDA	1 976	-	(307)	(522)	1 146	(26.4)%
Normalized EBITDA margin	41.4%				31.7%	(964)bps

EMEA	2019 restated	Scope	Currency translation	Organic growth	2020	Organic growth %

Volumes	40 214	(72)	-	(6 591)	33 551	(16.4)%
Revenue	3 784	(5)	(142)	(630)	3 007	(16.7)%
Cost of sales	(1 636)	3	80	(2)	(1 555)	(0.1)%
Gross profit	2 148	(1)	(62)	(632)	1 452	(29.5)%
SG&A	(1 358)	1	63	30	(1 263)	2.2%
Other operating income/(expenses)	98	-	(2)	(42)	55	(42.6%)
Normalized EBIT	887	-	-	(644)	243	(72.6)%
Normalized EBITDA	1 372	-	(27)	(631)	713	(46.0)%
Normalized EBITDA margin	36.2%				23.7%	(1 277)bps

ASIA PACIFIC	2019 restated	Scope	Currency translation	Organic growth	2020	Organic growth %

Volumes	50 189	(22)	-	(11 122)	39 045	(22.2)%
Revenue	3 514	24	(107)	(821)	2 609	(23.2)%
Cost of sales	(1 535)	2	49	267	(1 217)	17.4%
Gross profit	1 979	26	(58)	(554)	1 393	(27.6)%
SG&A	(1 048)	(12)	38	62	(961)	5.8%
Other operating income/(expenses)	86	-	(2)	(45)	40	(52.0)%
Normalized EBIT	1 017	13	(22)	(537)	472	(51.9)%
Normalized EBITDA	1 352	13	(34)	(549)	783	(40.1)%
Normalized EBITDA margin	38.5%				30.0%	(849)bps

GLOBAL EXPORT AND HOLDING COMPANIES	2019 restated	Scope	Currency translation	Organic growth	2020	Organic growth %

Volumes	416	(11)	-	(41)	364	(10.3)%
Revenue	319	4	(8)	(28)	287	(8.7)%
Cost of sales	(274)	(50)	7	15	(302)	4.7%
Gross profit	45	(46)	(1)	(13)	(15)	(274.1)%
SG&A	(564)	25	6	66	(466)	12.7%
Other operating income/(expenses)	29	3	-	(14)	19	(43.9)%
Normalized EBIT	(490)	(18)	5	40	(462)	8.2%
Normalized EBITDA	(335)	(14)	3	59	(287)	17.8%

REVENUE

Our consolidated revenue declined by 12.0% to 21 298m US dollar with revenue per hectoliter growth of 1.6% in the first six months of 2020 and 0.6% revenue per hectoliter decline in the second quarter of 2020, driven by restrictions related to the COVID-19 pandemic. The COVID-19 pandemic resulted in a shift from the on-premise channel to the off-premise channel in different markets, impacting our top-line.

COST OF SALES

Our cost of Sales (CoS) decreased by 2.5% and increased by 12.9% on a per hectoliter basis driven primarily by operational deleverage resulting from the impact of COVID-19 on our volumes.

OPERATING EXPENSES

Our total operating expenses decreased 1.3% in the six-month period ended 30 June 2020:

●	Selling, General & Administrative Expenses (SG&A) decreased by 4.0% mainly driven by successful resource allocation initiatives.

●	Other operating income decreased 56.3% driven by a decrease in government grants and sale of non-core assets.

NORMALIZED PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (NORMALIZED EBITDA)

Our normalized EBITDA declined 24.7% organically to 7 363m US dollar, with an EBITDA margin of 34.6%, representing an EBITDA margin organic contraction of 585 bps.

●	North America EBITDA decreased 1.5% to 2 986m US dollar with a margin enhancement of 26 bps to 39.6% driven by cost efficiencies and the timing of variable compensation accruals.

●

Middle Americas EBITDA decreased 29.6% to 2 021m US dollar with a margin contraction of 512 bps to 47.6% resulting from transactional currency and commodity headwinds, operational deleverage and negative channel and adverse packaging mix, partially offset by cost-savings initiatives.

●

South America EBITDA decreased 26.4% to 1 146m US dollar with a margin contraction of 964 bps to 31.7% impacted by operational deleverage and packaging mix resulting from the channel mix shift. These headwinds were partially offset by meaningful cost efficiencies in SG&A.

●

EMEA EBITDA decreased 46.0% to 713m US dollar with a margin contraction of 1 277 bps to 23.7% driven by operational deleverage including the complete lack of volume in April and May 2020 in South Africa, partially offset by cost-savings initiatives.

●

Asia Pacific EBITDA decreased 40.1% to 783m US dollar with a margin contraction of 849 bps to 30.0% driven largely by operational deleverage in the first quarter of 2020, partially offset by cost efficiencies.

●	Global Export and Holding Companies EBITDA of (287)m US dollar in the six-month period ended 30 June 2020 (30 June 2019: (335)m US dollar).

Differences in normalized EBITDA margins by region are due to a number of factors such as different routes to market, share of returnable packaging in the region’s sales and premium product mix.

RECONCILIATION BETWEEN NORMALIZED EBITDA AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

Normalized EBITDA and EBIT are measures utilized by us to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding profit from discontinued operations and the following effects from profit from continuing operations attributable to our equity holders: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance cost, (v) Non-recurring net finance cost, (vi) Non-recurring items above EBIT (including non-recurring impairment) and (vii) Depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit from continuing operations attributable to equity holders as a measure of operational performance or as an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and our definition of normalized EBITDA and EBIT may not be comparable to that of other companies.

For the six-month period ended 30 June Million US dollar	Notes	2020	2019 restated

Profit attributable to equity holders of AB InBev		(1 900)	6 055
Non-controlling interest		211	587
Profit of the period		(1 688)	6 642
Profit from discontinued operations	15	2 055	236
Profit from continuing operations		(3 744)	6 406
Income tax expense	9	(492)	(1 565)
Share of result of associates	16	33	62
Non-recurring net finance cost/(income)	8	(1 388)	1 201
Net finance cost	8	(4 204)	(1 370)
Non-recurring items above EBIT (including non-recurring impairment)	7	(2 796)	(103)
Normalized EBIT		5 102	8 180
Depreciation, amortization and impairment (excluding non-recurring impairment)		2 261	2 265
Normalized EBITDA		7 363	10 446

Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Details on the nature of the non-recurring items are disclosed in Note 7 Non-recurring items.

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on our financial statements. The following table sets forth the percentage of our revenue realized by currency for the six-month period ended 30 June 2020 and 30 June 2019:

	2020	2019 restated

US dollar	34.7%	30.4%
Brazilian real	12.6%	13.8%
Chinese yuan	9.0%	9.9%
Mexican peso	8.6%	8.8%
Euro	6.0%	6.2%
Canadian dollar	4.0%	3.4%
Colombian peso	3.4%	4.0%
South African rand	2.8%	3.7%
Pound sterling	2.7%	2.2%
South Korean won	2.5%	2.8%
Argentinean peso[1]	2.4%	2.4%
Peruvian peso	2.3%	3.2%
Dominican peso	1.7%	1.8%
Other	7.2%	7.6%

[1]	Hyperinflation accounting was adopted in 2018 to report the company’s Argentinian operations.

The following table sets forth the percentage of our normalized EBITDA realized by currency for the six-month period ended 30 June 2020 and 30 June 2019:

	2020	2019 restated

US dollar	35.7%	29.2%
Brazilian real	11.6%	13.7%
Mexican peso	12.3%	11.7%
Chinese yuan	8.2%	9.5%
Euro	8.5%	6.9%
Colombian peso	4.3%	4.9%
Peruvian peso	3.4%	4.8%
Canadian dollar	3.2%	2.3%
Dominican peso	2.5%	2.4%
Argentinean peso1	2.1%	2.8%
South Korean won	2.1%	2.6%
South African rand	1.8%	3.5%
Pound sterling	0.7%	0.5%
Other	3.7%	5.2%

PROFIT

Normalized profit attributable to our equity holders was 76m US dollar (normalized EPS 0.04 US dollar) in the first six months of 2020, compared to 4 714m US dollar (normalized EPS 2.38 US dollar) in the first six months of 2019. Underlying profit (normalized profit attributable to equity holders of AB InBev excluding mark-to-market losses linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 1 805m USD in the first six months of 2020 (Underlying EPS 0.90 US dollar) as compared to 3 593m USD in the first six months of 2019 (Underlying EPS 1.81 US dollar) (see Note 18 Changes in equity and earnings per share for more details). Profit attributable to our equity holders for the first six months of 2020 was (1 900)m US dollar, compared to 6 055m US dollar for the first six months of 2019 and includes the following impacts:

●

Net finance costs (excluding non-recurring net finance items): 4 204m US dollar in the first six months of 2020 compared to 1 370m US dollar in the first six months of 2019. This increase was primarily due to mark-to-market adjustment linked to the hedging of our share-based payment programs amounting to a loss of 1 724m USD dollar in the first half of 2020, compared to a gain of 1 124m USD dollar in the first six months of 2019 resulting in a swing of 2 848m US dollar.

●

Non-recurring net finance income/(cost): (1 388)m US dollar cost in the first six months of 2020 compared to 1 201m US dollar income in the first six months 2019. Non-recurring net finance cost in the first six months of 2020 include mark-to-market losses of 1 438m US dollar (30 June 2019: 1 098m US dollar gains) on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB. For the six-month period ended 30 June 2020, non-recurring finance income includes 50m US dollar gain related to remeasurement of deferred considerations on prior year acquisitions. For the six-month period ended 30 June 2019, non-recurring finance income includes 149m US dollar gain resulting from the early termination of certain bonds and non-recurring finance costs include (46)m US dollar foreign exchange translation losses on intragroup loans that were historically reported in equity and were recycled to profit and loss account, upon the reimbursement of these loans and cost related to incremental accruals of deferred considerations on prior year acquisitions.

●

Non-recurring items: 2.5 billion US dollar non-cash goodwill impairment charge in the first six months of 2020 partially offset by a 1.9 billion USD gain on the disposal of the Australian operations reported in Profit from discontinued operations. The COVID-19 pandemic resulted in a sharp contraction of sales during the second quarter of 2020 in many countries in which we operate. We concluded that a triggering event occurred which required us to perform an impairment test. The impairment test considered three scenarios for recovery of sales for the tested cash-generating units: a base case, which we deem to be the most likely case, a best case and a worst case. Based on the results of the impairment test, we concluded that no impairment was warranted under the base and best case scenarios. Nevertheless, under the worst case scenario ran with higher discounts rates to factor the heightened business risk, we concluded that the estimated recoverable amounts of the South Africa and Rest of Africa cash generating units were below their carrying value. Accordingly we determined that it was prudent, in view of the uncertainties to record an impairment charge of 2.5 billion US dollar applying a 30% probability of occurrence of the worst case scenario. In addition, we incurred 78 million US dollar in the first six months of 2020 related to costs associated with COVID-19. These costs are mainly related to personal protection equipment for our colleagues and charitable donations.

●

Income tax expense: 492m US dollar in the first six months of 2020 with an effective tax rate of (15.0)% compared to 1 565m US dollar in 2019 with an effective tax rate of 19.8%. The 2020 effective tax rate is impacted by the non-deductible, non-cash goodwill impairment loss and the non-deductible losses from derivatives related to the hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. The 2019 effective tax rate was positively impacted by non-taxable gains from these derivatives. The normalized effective tax rate was 66.6% in the first six months of 2020 compared to 22.9% in the first six months of 2019. The normalized effective tax rate excluding mark-to-market gains or losses linked to the hedging of our share-based payment programs was 22.8% in the first six months of 2020 compared to 27.4% in the first six months of 2019.

●	Profit attributable to non-controlling interest: 211m US dollar in the first six months of 2020 compared to 587m US dollar in the first six months of 2019.

●

Profit from discontinued operations: 2 055m US dollar in the first six months of 2020 compared to 236m US dollar in the first six months of 2019. The increase primarily relates to an exceptional 1.9 billion US dollar gain on the divestiture of the Australian operations completed on 1 June 2020.

Liquidity position and capital resources

CASH FLOWS

Million US dollar	2020	2019 restated
Cash flow from operating activities	1 119	4 897
Cash flow from investing activities	9 067	(1 755)
Cash flow from financing activities	8 231	(1 998)
Net increase/(decrease) in cash and cash equivalents	18 416	1 144

Cash flow from operating activities

Million US dollar	2020	2019 restated
Profit from continuing operations	(3 744)	6 406
Interest, taxes and non-cash items included in profit	11 164	3 979
Cash flow from operating activities before changes in working capital and use of provisions	7 420	10 385
Change in working capital	(2 700)	(1 531)
Pension contributions and use of provisions	(327)	(279)
Interest and taxes (paid)/received	(3 388)	(4 129)
Dividends received	30	137
Cash flow from operating activities on Australia discontinued operations	84	314
Cash flow from operating activities	1 119	4 897

Our cash flow from operating activities reached 1 119m US dollar in the first six months of 2020 compared to 4 897m US dollar in the first six months of 2019. The decrease mainly results from the negative impact on our results and reduced payable levels by the end of June 2020 compared to prior year, as a result of the COVID-19 pandemic.

Cash flow from investing activities

Million US dollar	2020	2019 restated
Net capex	(1 524)	(1 488)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(204)	(245)
Net proceeds from the sale/(acquisition) of other assets	(30)	(6)
Proceeds from Australia divestiture (discontinued operations)	10 838	-
Cash flow from investing activities on Australia discontinued operations	(13)	(16)
Cash flow from investing activities	9 067	(1 755)

Our cash inflow from investing activities was 9 067m US dollar in the first six months of 2020 compared to a cash outflow of 1 755m US dollar in the first six months of 2019. The increase in the cash flow from investing activities was mainly due to 10 838m US dollar proceeds from the divestiture of the Australian business.

Our net capital expenditures amounted to 1 524m US dollar in the first six months of 2020 and 1 488m US dollar in the first six months of 2019. Out of the total 2020 capital expenditures approximately 41% was used to improve the company’s production facilities while 44% was used for logistics and commercial investments and 15% was used for improving administrative capabilities and for the purchase of hardware and software.

Cash flow from financing activities

Million US dollar	2020	2019 restated
Dividends paid	(1 219)	(2 389)
Net (payments on)/proceeds from borrowings	10 194	1 410
Payment of lease liabilities	(280)	(225)
Other (including purchase of non-controlling interests)	(457)	(781)
Cash flow from financing activities on Australia discontinued operations	(6)	(13)
Cash flow from financing activities	8 231	(1 998)

Our cash inflow from financing activities amounted to 8 231m US dollar in the first six months of 2020, as compared to a cash outflow of 1 998m US dollar in the first six months of 2019. In March 2020, the company drew the full 9.0 billion US dollar commitment under the 2010 Senior Facilities Agreement and as of 30 June 2020, the amount has been repaid in full. In addition, on 2 April 2020 and 3 April 2020, Anheuser-Busch InBev NV/SA and Anheuser-Busch InBev Worldwide Inc. completed the issuance of series of EUR and USD bonds for a total amount of approximately 11.0 billion US dollar.

As of 30 June 2020, we had total liquidity of 34.1 billion US dollar, which consisted of 9.0 billion US dollar available under committed long-term credit facilities and 25.1 billion US dollar of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund the company’s continuing operations.

CAPITAL RESOURCES AND EQUITY

Our net debt amounted to 87.4 billion US dollar as of 30 June 2020 as compared to 95.5 billion US dollar as of 31 December 2019. When adjusted for the proceeds received from the divestment of the Australian operations, our net debt would be 84.6 billion US dollar as of 31 December 2019.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by our management to highlight changes in the company’s overall liquidity position. We believe that net debt is meaningful for investors as it is one of the primary measures our management uses when evaluating our progress towards deleveraging toward its optimal net debt to normalized EBITDA ratio of around 2x.

AB InBev’s net debt decreased to 87.4 billion US dollar as at 30 June 2020, from 95.5 billion US dollar as at 31 December 2019. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (3.4 billion US dollar increase of net debt), foreign exchange impact on net debt (0.1 billion US dollar decrease of net debt), settlement of derivatives (0.5 billion US dollar increase of net debt), dividend payments to shareholders of AB InBev and Ambev (1.2 billion US dollar) and the proceeds from the divestiture of the Australian business (10.8 billion US dollar decrease of net debt).

Net debt to normalized EBITDA increased from 4.0x for the 12-month period ending 31 December 2019 (when accounting for the proceeds received from the divestment of the Australian operations, while excluding the last 12-month EBITDA from the Australian operations) to 4.86x for the 12-month period ending 30 June 2020.

Consolidated equity attributable to our equity holders as at 30 June 2020 was 60 065m US dollar, compared to 75 722m US dollar as at 31 December 2019. The decrease in equity is primarily related to the combined effect of the weakening of the closing rates of the Mexican pesos, the South African rand, the Colombian pesos and the Brazilian real, which resulted in a foreign exchange translation adjustment of 12 293m US dollar as of 30 June 2020 (decrease of equity).

Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 19 Interest-bearing loans and borrowings and Note 22 Risks arising from financial instruments.

As of 30 June 2020, the company’s credit rating from Standard & Poor’s was BBB+ for long-term obligations and A-2 for short-term obligations, with a stable negative outlook, and the company’s credit rating from Moody’s Investors Service was Baa1 for long-term obligations and P-2 for short-term obligations, with a stable outlook.

Risks and uncertainties

Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

AB InBev is exposed to the risk of a global recession or a recession in one or more of its key markets, and to credit and capital market volatility and an economic or financial crisis, or otherwise. These could result in reduced consumption or sales prices of AB InBev’s products, which in turn could result in lower revenue and reduced profit. AB InBev’s financial condition and results of operations, as well as AB InBev’s future prospects, would likely be hindered by an economic downturn in any of its key markets. Consumption of beer and other alcohol and non-alcohol beverages in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access capital, its business, results of operations and financial condition, and on the market price of its shares and American Depositary Shares.

AB InBev’s results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the U.S. dollar will affect its consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollar for reporting purposes as translational exposures are not hedged. Also, there can be no assurance that the policies in place to manage commodity price and transactional foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, especially over the long-term. Further, the use of financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs.

Changes in the availability or price of raw materials, commodities, energy and water, including as a result of unexpected increases in tariffs on such raw materials and commodities, like aluminum, could have an adverse effect on AB InBev’s results of operations to the extent that AB InBev fails to adequately manage the risks inherent in such volatility, including if AB InBev’s hedging and derivative arrangements do not effectively or completely hedge changes in commodity prices.

AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and may face financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for its future capital needs or to refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available or provided on attractive terms. AB InBev has incurred substantial indebtedness by entering into a senior credit facility and accessing the bond markets from time to time based on its financial needs, including as a result of the acquisition of SAB. The portion of AB InBev’s consolidated balance sheet represented by debt will remain significantly higher as compared to its historical position. AB InBev’s increased level of debt could have significant consequences for AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which AB InBev operates, (iii) impairing its ability to obtain additional financing in the future and limiting its ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of its assets and opportunities fully, (iv) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions), and (v) placing AB InBev at a competitive disadvantage compared to its competitors that have less debt. AB InBev’s ability to repay and renegotiate its outstanding indebtedness will be dependent upon market conditions. Unfavorable conditions, including significant price volatility, dislocations and liquidity disruptions in the global credit markets in recent years, as well as downward pressure on credit capacity for certain issuers without regard to those issuers’ underlying financial strength, could increase costs beyond what is currently anticipated. Such costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. Further, AB InBev may restrict the amount of dividends it will pay as a result of AB InBev’s level of debt and its strategy to give priority to deleveraging toward its optimal net debt to normalized EBITDA ratio of around 2x.

Also, a credit rating downgrade could have a material adverse effect on AB InBev’s ability to finance its ongoing operations or to refinance its existing indebtedness. In addition, a failure of AB InBev to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, would have a material adverse effect on its financial condition and results of operations.

AB InBev’s results could be negatively affected by increasing interest rates. Although AB InBev enters into interest rate swap agreements to manage its interest rate risk and also enters into cross-currency interest rate swap agreements to manage both its foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations.

Certain of AB InBev’s operations depend on effective distribution networks to deliver its products to consumers, and distributors play an important role in distributing a significant proportion of beer and other beverages. Generally, distributors purchase AB InBev’s products from

AB InBev and then on-sell them either to other distributors or points of sale. Such distributors are either government-controlled or privately owned but independent wholesale distributors for distribution of AB InBev’s products, and there can be no assurance that such distributors will not give priority to AB InBev’s competitors. Further, any inability of AB InBev to replace unproductive or inefficient distributors, who could engage in practices that harm AB InBev’s reputation as consumers look to AB InBev for the quality and availability of its products, or any limitations imposed on AB InBev to purchase or own any interest in distributors or wholesalers as a result of contractual restrictions, regulatory changes, changes in legislation or the interpretations of legislation by regulators or courts could adversely impact AB InBev’s business, results of operations and financial condition.

The continued consolidation of retailers in markets in which AB InBev operates could result in reduced profitability for the beer industry as a whole and indirectly adversely affect AB InBev’s financial results.

A portion of the company’s global portfolio consists of associates in new or developing markets, including investments where the company may have a lesser degree of control over the business operations. The company faces several challenges inherent to these various culturally and geographically diverse business interests. Although the company works with its associates on the implementation of appropriate processes and controls, the company also faces additional risks and uncertainties with respect to these minority investments because the company may be dependent on systems, controls and personnel that are not under the company’s control, such as the risk that the company’s associates may violate applicable laws and regulations, which could have an adverse effect on the company’s business, reputation, results of operations and financial condition.

AB InBev may have a conflict of interest with its majority-owned subsidiaries. For example, a conflict of interest could arise if the subsidiary brings a legal claim for an alleged contractual breach, which could materially and adversely affect AB InBev’s financial condition. A conflict of interest may also arise as a result of any dual roles played by AB InBev directors who may also be managers or senior officers in the subsidiary. Notwithstanding policies and procedures to address the possibility of such conflicts of interest, AB InBev may not be able to resolve all such conflicts on terms favorable to AB InBev.

AB InBev relies on key third parties, including key suppliers, for a range of raw materials for its beer, alcoholic beverages and soft drinks, and for packaging material. The termination of or any material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev’s production, distribution and sale of beer, alcoholic beverages and soft drinks and have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. Certain of AB InBev’s subsidiaries may purchase nearly all of their key packaging materials from sole suppliers under multi-year contracts. The loss of or temporary discontinuity of supply from any of these suppliers without sufficient time to develop an alternative source could cause AB InBev to spend increased amounts on such supplies in the future. In addition, a number of key brand names are both licensed to third-party brewers and used by companies over which AB InBev does not have control. Although AB InBev monitors brewing quality to ensure its high standards, to the extent that one of these key brand names or joint ventures, companies in which AB InBev does not own a controlling interest and/or AB InBev’s licensees are subject to negative publicity, it could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

The size of AB InBev, contractual limitations it is subject to and its position in the markets in which it operates may decrease its ability to successfully carry out further acquisitions and business integrations. AB InBev cannot enter into further transactions unless it can identify suitable candidates and agree on the terms with them. The size of AB InBev and its position in the markets in which it operates may make it harder to identify suitable candidates, including because it may be harder for AB InBev to obtain regulatory approval for future transactions. If appropriate opportunities do become available, AB InBev may seek to acquire or invest in other businesses; however, any future acquisition may pose regulatory, antitrust and other risks.

The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay dividends and otherwise negatively impact its business, results of operations and financial condition.

An inability to reduce costs could affect AB InBev’s profitability. Additionally, the Tax Matters Agreement AB InBev has entered into with Altria Group Inc. imposes some limits on the ability of the Combined Group to effect some reorganizations which it may otherwise consider.

Failure to generate significant cost savings and margin improvement through initiatives for improving operational efficiencies could adversely affect AB InBev’s profitability and AB InBev’s ability to achieve its financial goals. AB InBev is pursuing a number of initiatives to improve operational efficiency. If AB InBev fails for any reason to successfully complete these measures and programs as planned or to derive the expected benefits from these measures and programs, there is a risk of increased costs associated with these efforts, delays in benefit realization, disruption to the business, reputational damage or a reduced competitive advantage in the medium term.

A substantial portion of AB InBev’s operations are carried out in developing European, African, Asian and Latin American markets. AB InBev’s operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include, amongst others, political instability or insurrection, human rights concerns, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, lack of upkeep of public infrastructure, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, empowerment legislation and policy, corrupt business environments, crime and lack of law enforcement as well as financial risks, which include risk of illiquidity, inflation, devaluation, price volatility, currency convertibility and country default. Moreover, the economies of developing countries are often affected by changes in other developing market countries, and, accordingly, adverse changes in developing markets elsewhere in the world could have a negative impact on the markets in which AB InBev operates. Such developing market risks could adversely impact AB InBev’s business, results of operations and financial condition. Furthermore, the global reach of AB InBev’s operations exposes it to risks associated with doing business globally, including changes in tariffs. The Office of the United States Trade Representative has enacted tariffs on certain imports into the United States from China. If significant tariffs or other restrictions are placed on imports from China or any retaliatory trade measures are taken by China, this could have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade, which in turn could have a material adverse effect on AB InBev’s business in one or more of its key markets and results of operations.

Following the categorization of Argentina in AB InBev’s results for the third quarter of 2018 as a country with a three-year cumulative inflation rate greater than 100%, the country is considered as a hyperinflationary economy in accordance with IFRS rules (IAS 29), resulting in the restatement of certain results for hyperinflation accounting. If the economic or political situation in Argentina further deteriorates, the South America operations may be subject to additional restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect AB InBev’s liquidity and operations, and ability to access funds from Argentina.

AB InBev relies on the reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, any restrictions on the permissible advertising style, media channels and messages used may constrain AB InBev’s brand building potential and thus reduce the value of its brands and related revenues.

Competition and changing consumer preferences in its various markets and increased purchasing power of players in AB InBev’s distribution channels could cause AB InBev to reduce prices of its products, increase capital investment, increase marketing and other expenditures or prevent AB InBev from increasing prices to recover higher costs and thereby cause AB InBev to reduce margins or lose market share. Also, innovation faces inherent risks, and the new products AB InBev introduces may not be successful, while competitors may be able to respond more quickly to the emerging trends, such as the increasing consumer preference for “craft beers” produced by smaller microbreweries. In recent years, many industries have seen disruption from non-traditional producers and distributors, in many cases, from digital only competitors. AB InBev’s business could be negatively affected if it is unable to anticipate changing consumer preference for such platforms. Any of the foregoing could have a material adverse effect on AB InBev’s business, financial condition and results of operations.

Labatt, the Canadian subsidiary of AB InBev’s subsidiary Ambev, and Tilray have a joint venture not only to research non-alcohol beverages containing tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”), both derived from cannabis, but also to commercialize a non-alcohol CBD beverage in Canada only. This joint venture could lead to increased legal, reputational and financial risks as the laws and regulations governing recreational cannabis are still developing, including in ways that AB InBev may not foresee. For instance, the involvement in the legal cannabis industry in Canada may invite new regulatory and enforcement scrutiny in other markets. Cannabis remains illegal in many markets in which AB InBev operates, and violations of Law could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings or criminal charges. Furthermore, the political environment and popular support for cannabis legalization has changed quickly and remains in flux.

If any of AB InBev’s products is defective or found to contain contaminants, AB InBev may be subject to product recalls or other associated liabilities. Although AB InBev maintains insurance against certain product liability (but not product recall) risks, it may not be able to enforce its rights in respect of these policies and, in the event that contamination or a defect occurs, any amounts it recovers may not be sufficient to offset any damage it may suffer, which could adversely impact its business, reputation, prospects, results of operations and financial condition.

In recent years, there has been increased public and political attention directed at the alcoholic beverage and food and soft drinks industries, as a result of health care concerns related to the harmful use of alcohol (including drunk driving, drinking while pregnant and excessive, abusive and underage drinking) and to health concerns such as diabetes and obesity related to the overconsumption of food and soft drinks. Negative publicity regarding AB InBev’s products and brands, publication of studies indicating a significant risk in using AB InBev’s products or changes in consumer perceptions in relation to AB InBev’s products generally could adversely affect the sale and consumption of AB InBev’s products and could harm its business, results of operations, cash flows or financial condition. Concerns over alcohol abuse and underage drinking have also caused governments, including those in Argentina, Brazil, Spain, Russia, the United Kingdom, South Africa, Australia and the United States, to consider measures such as increased taxation, implementation of minimum alcohol pricing regimes or other changes to the regulatory framework governing AB InBev’s marketing and other commercial practices. Also, public concern about beer, alcohol beverages and soft drink consumption and any resulting restrictions may cause the social acceptability of beer, alcohol beverages and soft drinks to decline significantly and consumption trends to shift away from these products, which would have a material adverse effect on AB InBev’s business, financial condition and results of operations.

Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, could have a long-term, material adverse impact on AB InBev’s business and results of operations. Further, water scarcity or poor water quality may affect AB InBev by increasing production costs and capacity constraints, which could adversely affect AB InBev’s business and results of operations. Additionally, AB InBev’s inability to meet its compliance obligations under EU emissions trading regulations may also have an adverse impact on AB InBev’s business and results of operations.

AB InBev’s operations are subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues.

AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business.

AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev´s operations or the operations of its licensed third parties, including the General Data Protection Regulation adopted in the European Union, which was fully implemented in May 2018.

AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, including those that are not currently believed by it to be reasonably possible, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 32 Contingencies of the 2019 consolidated financial statements.

AB InBev entered into a consent decree with the U.S. Department of Justice in relation to the combination with SAB, pursuant to which AB InBev’s subsidiary, Anheuser-Busch Companies, LLC, agreed not to acquire control of a distributor if doing so would result in more than 10% of its annual volume being distributed through distributorships controlled by AB InBev in the U.S. AB InBev’s compliance with its obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. Were AB InBev to fail to fulfill its obligations under the consent decree, whether intentionally or inadvertently, AB InBev could be subject to monetary fines or other penalties.

AB InBev may be subject to adverse changes in taxation, which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in excise and other indirect taxes applicable to AB InBev’s products tend to adversely affect AB InBev’s revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to other categories of beverages, including unrecorded or informal alcohol products. Minimum pricing is another form of fiscal regulation that can affect AB InBev’s profitability. Furthermore, AB InBev may be subject to increased taxation on its operations by national, local or foreign authorities, to higher corporate income tax rates or to new or modified taxation regulations and requirements. For example, the work being carried out by the Organisation for Economic Co-operation and Development on base erosion and profit shifting and initiatives at the European Union level (including the anti-tax-avoidance directive adopted by the Council of the European Union on 12 July 2016) as a response to increasing globalization of trade and business operations could result in changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation, any of which could impose additional taxes on businesses. An increase in excise taxes or other taxes could adversely affect the financial results of AB InBev as well as its results of operations. Furthermore, the U.S. tax reform signed on 22 December 2017 (the “Tax Act”) brings major tax legislation changes into law. While the Tax Act reduces the statutory rate of U.S. federal corporate income tax to 21% and provides an exemption for certain dividends from 10%-owned foreign subsidiaries, the Tax Act expands the tax base by introducing further limitations on deductibility of interest, the imposition of a “base erosion and anti-abuse tax” and the imposition of minimum tax for “global intangible low-tax income”, among other changes, which could adversely impact the company’s results of operations. The overall impact of the Tax Act also depends on the future interpretations and regulations that may be issued by U.S. tax authorities, and it is possible that future guidance could adversely impact the financial results of the company.

Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof, as well as being subject to regulatory scrutiny, could affect AB InBev’s business or the businesses of its subsidiaries. For example, in connection with AB InBev’s previous acquisitions, various regulatory authorities have imposed (and may impose) conditions with which AB InBev is required to comply. The terms and conditions of certain of such authorizations, approvals and/or clearances required, among other things, the divestiture of the company’s assets or businesses to third parties, changes to the company’s operations, or other restrictions on the company’s ability to operate in certain jurisdictions. Such actions could have a material adverse effect on AB InBev’s business, results of operations, financial condition and prospects. In addition, such conditions could diminish substantially the synergies and advantages which the company expects to achieve from such future transactions.

AB InBev operates its business and markets its products in emerging markets that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present it with political, economic and operational risks. Although AB InBev is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that the employees or representatives of AB InBev’s subsidiaries, affiliates, associates, joint ventures/operations or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act.

Although AB InBev’s operations in Cuba are quantitatively immaterial, its overall business reputation may suffer or it may face additional regulatory scrutiny as a result of Cuba being a target of U.S. economic and trade sanctions. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted. In addition, Title III of U.S. legislation known as the “Helms-Burton Act” authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act has been suspended by discretionary presidential action since its inception in 1996, on 2 May 2019, the Trump Administration activated Title III of the Helms-Burton Act, thereby allowing nationals of the United States that hold claims under the Helms-Burton Act to file suit in U.S. federal court against all persons trafficking in property confiscated by the Cuban government.

As a result of the activation of Title III of the Helms-Burton Act, AB InBev may be subject to potential U.S. litigation exposure beginning 2 May 2019, including claims accrued during the prior suspension of Title III of the Helms-Burton Act. Given the unprecedented activation of Title III of the Helms-Burton Act, there is substantial uncertainty as to how the statute will be interpreted by U.S. courts. AB InBev has received notice of a claim purporting to be made under the Helms-Burton Act. It remains unclear how the activation of Title III of the Helms-Burton Act will impact AB InBev’s U.S. litigation exposure with respect to this notice of claim.

AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position.

Further, AB InBev may be exposed to labor strikes, disputes and work stoppages or slowdowns, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. AB InBev’s production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements, as a result of supplier financial distress or for other reasons. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships with suppliers and customers and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity.

AB InBev relies on information technology systems to process, transmit, and store electronic information. Although AB InBev takes various actions to prevent cyber-attacks and to minimize potential technology disruptions, such disruptions could impact AB InBev’s business. For example, if outside parties gained access to AB InBev’s confidential data or strategic information and appropriated such information or made such information public, this could harm AB InBev’s reputation or its competitive advantage, or could expose AB InBev or its customers to a risk of loss or misuse of information. More generally, technology disruptions can have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

AB InBev’s business and operating results could be negatively impacted by social, technical, natural, physical or other disasters.

Although AB InBev maintains insurance policies to cover various risks, it also uses self-insurance for most of its insurable risks. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition.

If the business of AB InBev does not develop as expected, impairment charges on goodwill or other intangible assets may be incurred in the future that could be significant and that could have an adverse effect on AB InBev’s results of operations and financial condition.

The audit report included in AB InBev’s annual report is prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board (PCAOB). This lack of PCAOB inspections in Belgium prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in Belgium, including AB InBev’s auditors. As a result, U.S. and other investors may be deprived of the benefits of PCAOB inspections.

AB InBev’s ordinary shares currently trade on Euronext Brussels in euros, the Johannesburg Stock Exchange in South African rand, the Mexican Stock Exchange in Mexican pesos and its ordinary shares represented by American Depositary Shares (the “ADSs”) trade on the New York Stock Exchange in U.S. dollars. Fluctuations in the exchange rates between the euro, the South African rand, the Mexican peso and the U.S. dollar may result in temporary differences between the value of AB InBev’s ordinary shares trading in different currencies, and between its ordinary shares and its ADSs, which may result in heavy trading by investors seeking to exploit such differences.

COVID-19 RISKS FACTORS

AB InBev’s business, financial condition, cash flows and operating results have been and may continue to be negatively impacted by the COVID-19 pandemic. The public health crisis caused by the COVID-19 pandemic, as well as measures taken in response to contain or mitigate the pandemic, have had, and AB InBev expects will continue to have, certain negative impacts on AB InBev’s business including, without limitation, the following:

●

AB InBev has experienced disruptions to its ability to operate its production facilities in some countries, and in the future, it may experience further disruption to its ability to operate its production facilities or distribution operations as a result of regulatory restrictions, safety protocols, social distancing requirements and heightened sanitation measures. In addition, although at this time AB InBev has not experienced any material disruption to its supply chain, it may experience delays in deliveries of key supplies or disruptions to its distribution operations. Any sustained interruption in AB InBev’s operations or its business partners’ operations, distribution network or supply chain, or any significant continuous shortage of raw materials or other supplies could impact AB InBev’s ability to make, manufacture, distribute or sell its products or may result in an increase in its costs of production and distribution.

●

Sales of AB InBev’s products in the on-premise channel have been significantly impacted by the implementation of social distancing and lockdown measures in most of its markets, including the closure of bars, clubs and restaurants and restrictions on sporting events, music festivals and similar events. Although sales in the on-premise channel have begun to improve as a result of the easing of social distancing and lockdown measures in certain markets, such improvements may be impacted by the re-implementation of restrictions in certain markets, such as the restrictions imposed in South Africa in July. Any future outbreak or recurrence of COVID-19 cases in other markets that are currently in the process of easing social distancing and lock down measures may similarly result in the re-implementation of such measures and a further negative impact on our sales. Furthermore, if the COVID-19 pandemic intensifies and expands geographically, its negative impacts on AB InBev’s sales could be more prolonged and may become more severe. While AB InBev has experienced increased sales in the off-premise channel in certain markets since the outbreak, such increased volumes may not continue in the longer term and may not offset the pressure it is experiencing in the on-premise channel.

●

Consumption of beer and other alcohol and non-alcohol beverages in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and fall during periods of declining per capita income. Deteriorating economic and political conditions in many of AB InBev’s major markets affected by the COVID-19 pandemic, such as increased unemployment, decreases in disposable income, declines in consumer confidence, or economic slowdowns or recessions, could cause a further decrease in demand for its products. Furthermore, even as governmental restrictions are lifted and economies gradually reopen in many of AB InBev’s major markets, the ongoing economic impacts and health concerns associated with the COVID-19 pandemic may continue to affect consumer behavior, spending levels and consumption preferences

●

The impact of the COVID-19 pandemic on global economic conditions has impacted and may continue to impact the proper functioning of financial and capital markets, as well as foreign currency exchange rates, commodity and energy prices and interest rates. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access, or costs of, capital or borrowings, its business, its liquidity, its net debt to EBITDA ratio, credit ratings, results of operations and financial condition.

●

Compliance with governmental measures imposed in response to COVID-19 has caused and may continue to cause us to incur additional costs, and any inability to comply with such measures can subject AB InBev to restrictions on its business activities, fines, and other penalties, any of which can adversely affect its business. In addition, responses to the COVID-19 pandemic may result in both short-term and long-term changes to fiscal and tax policies in impacted jurisdictions, including increases in tax rates.

Any of the negative impacts of the COVID-19 pandemic (or any future outbreak or recurrence of COVID-19 following the relaxation of current social distancing and lockdown measures), including those described above, alone or in combination with others, may have a material adverse effect on AB InBev’s results of operations, financial condition and cash flows. The full extent to which the COVID-19 pandemic (or any future outbreak or pandemic) will negatively affect AB InBev’s business, financial condition, cash flows and operating results will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

Risks arising from financial instruments

Note 29 of the 2019 consolidated financial statements and Note 22 of these 2020 unaudited condensed interim financial statements on Risks arising from financial instruments contain detailed information on the company’s exposures to financial risks and its risk management policies.

Events after the balance sheet date

Please refer to Note 26 Events after the balance sheet date of the consolidated financial statements.

Statement of the Board of Directors

The Board of Directors of AB InBev SA/NV certifies, on behalf and for the account of the company, that, to their knowledge, (a) the condensed consolidated interim financial statements which have been prepared in accordance with International Financial Reporting Standard on interim financial statements (IAS34), as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the interim management report includes a fair overview of the information required under Article 13, §§ 5 and 6 of the Royal Decree of November 14, 2007 on the obligations of issuers of financial instruments admitted to trading on a regulated market.

Independent auditors’ report

STATUTORY AUDITOR’S REPORT TO THE BOARD OF DIRECTORS OF

ANHEUSER-BUSCH INBEV NV/SA ON THE REVIEW OF

THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2020

Introduction

We have reviewed the accompanying condensed consolidated interim statement of financial position of Anheuser-Busch lnBev NV/SA and its subsidiaries as of June 30, 2020 and the related condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income, the condensed consolidated interim statement of changes in equity and the condensed consolidated interim statement of cash flows for the six-month period then ended, as well as the explanatory notes (collectively referred to as the “condensed consolidated interim financial statements"). The board of directors is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with lAS 34, as adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of Review

We conducted our review in accordance with international Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with lAS 34, as adopted by the European Union.

Sint-Stevens-Woluwe, July 29, 2020

The Statutory Auditor

PwC Bedrijfsrevisoren BV

Represented by

Koen Hens

Partner

PwC Bedrijfsrevisoren BV - PwC Reviseurs d’Entreprises SRL- Financial Assurance Services

Maatschappelijke zetel/Siège social: Woluwe Garden, Woluwedal 18, B-1932 Sint-Stevens-Woluwe

T: +32 (0)2 710 4211, F: +32 (0)2 710 4299, www.pwc.com

BTW/TVA BE 04291,501,944 / RPR Brussel - RPM Bruxelles / ING BE43 3101 3811 9501 - BIC BBRUBEBB I

BELFIUS BE92 0689 0408 8123 - BIC GKCC BEBB

Unaudited condensed consolidated interim financial statements

Unaudited condensed consolidated interim income statement

For the six-month period ended 30 June Million US dollar, except earnings per shares in US dollar	Notes	2020	2019 restated[1]

Revenue		21 298	25 823
Cost of sales		(9 097)	(9 953)
Gross profit		12 201	15 869

Distribution expenses		(2 401)	(2 709)
Sales and marketing expenses		(3 278)	(3 531)
Administrative expenses		(1 578)	(1 837)
Other operating income/(expenses)		158	388
Profit from operations before non-recurring items		5 102	8 180

Impairment of goodwill	7/11	(2 500)	-
COVID-19 costs	7	(78)	-
Restructuring	7	(60)	(58)
Business and asset disposal (including impairment losses)	7	(154)	(24)
Acquisition costs business combinations	7	(4)	(21)
Profit from operations		2 306	8 077

Finance cost	8	(4 397)	(2 708)
Finance income	8	193	1 339
Non-recurring net finance income/(cost)	8	(1 388)	1 201
Net finance income/(cost)		(5 592)	(169)

Share of result of associates and joint ventures	16	33	62
Profit before tax		(3 253)	7 970

Income tax expense	9	(492)	(1 565)
Profit from continuing operations		(3 744)	6 406

Profit from discontinued operations (non-recurring)	15	1 919	-
Profit from discontinued operations (recurring)	15	136	236
Profit of the period		(1 688)	6 642

Profit from continuing operations attributable to:			-
Equity holders of AB InBev		(3 955)	5 819
Non-controlling interest		211	587

Profit of the period attributable to:
Equity holders of AB InBev		(1 900)	6 055
Non-controlling interest		211	587

Basic earnings per share	18	(0.95)	3.06
Diluted earnings per share	18	(0.95)	3.01

Basic earnings per share from continuing operations	18	(1.98)	2.94
Diluted earnings per share from continuing operations	18	(1.98)	2.89

Basic earnings per share before non-recurring items and discontinued operations[2]	18	0.04	2.38
Diluted earnings per share before non-recurring items and discontinued operations[2]	18	0.04	2.34

Underlying earnings per share[2]	18	0.90	1.81

The accompanying notes are an integral part of these consolidated financial statements.

1 The unaudited condensed consolidated interim income statement for the six-month period ended 30 June 2019 has been restated to reflect the classification of the Australian operations as discontinued operations.

2 Basic earnings per share and diluted earnings per share before non-recurring items and discontinued operations and Underlying earnings per share are not defined metrics in IFRS. Refer to Note 18 Changes in equity and earnings per share for more details.

Unaudited condensed consolidated interim statement of comprehensive income

For the six-month period ended 30 June Million US dollar	2020	2019

Profit of the period	(1 688)	6 642

Other comprehensive income: items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	(1)	(35)
	(1)	(35)
Other comprehensive income: items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(13 712)	1 741
Effective portion of changes in fair value of net investment hedges	687	(27)
Cash flow hedges recognized in equity	70	64
Cash flow hedges and cumulative translation adjustments reclassified from equity to profit or loss in relation to Australia divestiture	(426)	-
Cash flow hedges reclassified from equity to profit or loss	(169)	(231)
	(13 550)	1 547

Other comprehensive income, net of tax	(13 551)	1 512

Total comprehensive income	(15 239)	8 154

Attributable to:
Equity holders of AB InBev	(14 758)	7 603
Non-controlling interest	(481)	551

The accompanying notes are an integral part of these consolidated financial statements.

Unaudited condensed consolidated interim statement of financial position

As at Million US dollar	Notes	30 June 2020	31 December 2019

ASSETS
Non-current assets
Property, plant and equipment	10	24 718	27 544
Goodwill	11	115 080	128 114
Intangible assets	12	40 049	42 452
Investments in associates and joint ventures	16	5 788	5 861
Investment securities	14	113	110
Deferred tax assets		1 958	1 719
Employee benefits		14	14
Income tax receivables		566	1 081
Derivatives	22	297	132
Trade and other receivables	13	650	807
Total non-current assets		189 233	207 834

Current assets
Investment securities	14	102	92
Inventories	17	4 339	4 427
Income tax receivables		805	627
Derivatives	22	545	230
Trade and other receivables	13	5 276	6 187
Cash and cash equivalents	14	25 018	7 238
Assets classified as held for sale	15	128	10 013
Total current assets		36 215	28 814

Total assets		225 448	236 648

EQUITY AND LIABILITIES
Equity
Issued capital	18	1 736	1 736
Share premium		17 620	17 620
Reserves		13 104	24 882
Retained earnings		27 605	31 484
Equity attributable to equity holders of AB InBev		60 065	75 722

Non-controlling interests		8 282	8 831
Total equity		68 347	84 553

Non-current liabilities
Interest-bearing loans and borrowings	19	106 034	97 564
Employee benefits		2 610	2 848
Deferred tax liabilities		12 060	12 824
Income tax payables		739	1 022
Derivatives	22	2 460	352
Trade and other payables	21	1 619	1 943
Provisions		559	701
Total non-current liabilities		126 081	117 254

Current liabilities
Bank overdrafts	14	153	68
Interest-bearing loans and borrowings	19	6 484	5 410
Income tax payables		909	1 346
Derivatives	22	4 403	3 799
Trade and other payables	21	18 857	22 864
Provisions		214	210
Liabilities associated with assets held for sale	15	-	1 145
Total current liabilities		31 020	34 841

Total equity and liabilities		225 448	236 648

The accompanying notes are an integral part of these consolidated financial statements.

Unaudited condensed consolidated interim statement of changes in equity

	Attributable to equity holders of AB InBev
Million US dollar	Issued Capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income reserves[1]	Retained earnings	Total	Non- controlling interest	Total Equity
As per 1 January 2019	1 736	17 620	(6 549)	45 726	2 037	(22 152)	26 068	64 485	7 404	71 889
Profit of the period	-	-	-	-	-	-	6 055	6 055	587	6 642
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	-	-	-	-	-	1 719	-	1 719	(3)	1 714
Cash flow hedges	-	-	-	-	-	(134)	-	(134)	(34)	(168)
Re-measurements of post-employment benefits	-	-	-	-	-	(37)	-	(37)	2	(35)
Total comprehensive income	-	-	-	-	-	1 548	6 055	7 603	551	8 154
Dividends	-	-	-	-	-	-	(2 339)	(2 339)	(214)	(2 553)
Treasury shares	-	-	279	-	-	-	(281)	(2)	(2)	(4)
Share-based payments	-	-	-	-	157	-	-	157	3	161
Hyperinflation monetary adjustments	-	-	-	-	-	-	127	127	79	206
Scope and other changes	-	-	-	-	-	-	202	202	77	279
As per 30 June 2019	1 736	17 620	(6 270)	45 726	2 194	(20 604)	29 831	70 233	7 898	78 131

	Attributable to equity holders of AB InBev
Million US dollar	Issued Capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income reserves¹	Retained earnings	Total	Non- controlling interest	Total Equity
As per 1 January 2020	1 736	17 620	(6 270)	50 104	2 327	(21 279)	31 484	75 722	8 831	84 553
Profit of the period	-	-	-	-	-	-	(1 900)	(1 900)	211	(1 688)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	-	-	-	-	-	(12 293)	-	(12 293)	(732)	(13 025)
Cash flow hedges	-	-	-	-	-	(138)	-	(138)	39	(99)
Cash flow hedges and cumulative translation adjustments reclassified from equity to profit or loss in relation to Australia divestiture	-	-	-	-	-	(426)	-	(426)	-	(426)
Re-measurements of post-employment benefits	-	-	-	-	-	(1)	-	(1)	-	(1)
Total comprehensive income	-	-	-	-	-	(12 858)	(1 900)	(14 758)	(481)	(15 239)
Dividends	-	-	-	-	-	-	(1 118)	(1 118)	(144)	(1 262)
Treasury shares	-	-	1 236	-	-	-	(897)	340	-	340
Share-based payments	-	-	-	-	(156)	-	-	(156)	8	(148)
Hyperinflation monetary adjustments	-	-	-	-	-	-	68	68	42	110
Scope and other changes	-	-	-	-	-	-	(32)	(32)	30	(2)
As per 30 June 2020	1 736	17 620	(5 034)	50 104	2 171	(34 137)	27 605	60 065	8 282	68 347

The accompanying notes are an integral part of these consolidated financial statements.

1 See Note 18 Changes in equity and earning per share.

Unaudited condensed consolidated interim statement of cash flows

For the six-month period ended 30 June Million US dollar	Notes	2020	2019 restated1 2
OPERATING ACTIVITIES
Profit from continuing operations		(3 744)	6 406
Depreciation, amortization and impairment		2 402	2 265
Impairment losses on goodwill		2 500	-
Impairment losses on receivables, inventories and other assets		237	54
Additions/(reversals) in provisions and employee benefits		186	87
Net finance cost/(income)	8	5 592	169
Loss/(gain) on sale of property, plant and equipment and intangible assets		(4)	(29)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		4	-
Equity-settled share-based payment expense	20	(18)	180
Income tax expense	9	492	1 565
Other non-cash items included in profit		(194)	(250)
Share of result of associates and joint ventures	16	(33)	(62)
Cash flow from operating activities before changes in working capital and use of provisions		7 420	10 385
Decrease/(increase) in trade and other receivables		15	(237)
Decrease/(increase) in inventories		(487)	(409)
Increase/(decrease) in trade and other payables		(2 228)	(885)
Pension contributions and use of provisions		(327)	(279)
Cash generated from operations		4 393	8 575
Interest paid		(2 203)	(2 406)
Interest received		172	244
Dividends received		30	137
Income tax paid		(1 357)	(1 967)
Cash flow from operating activities on Australia discontinued operations	15	84	314
Cash flow from operating activities		1 119	4 897

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	10/12	(1 580)	(1 710)
Proceeds from sale of property, plant and equipment and of intangible assets		56	222
Acquisition of subsidiaries, net of cash acquired	6	(204)	(337)
Sale of other subsidiaries, net of cash disposed of	6	-	92
Net proceeds from sale/(acquisition) of other assets		(30)	(6)
Proceeds from Australia divestiture (discontinued operations)	15	10 838	-
Cash flow from investing activities on Australia discontinued operations	15	(13)	(16)
Cash flow from investing activities		9 067	(1 755)

FINANCING ACTIVITIES
(Purchase)/sale of non-controlling interest	18	-	-
Proceeds from borrowings	19	14 522	22 012
Payments on borrowings	19	(4 328)	(20 602)
Cash net finance (cost)/income other than interests		(457)	(781)
Payment of lease liabilities		(280)	(225)
Dividends paid		(1 219)	(2 389)
Cash flow from financing activities on Australia discontinued operations	15	(6)	(13)
Cash flow from financing activities		8 231	(1 998)
Net increase/(decrease) in cash and cash equivalents		18 416	1 144
Cash and cash equivalents less bank overdrafts at beginning of year		7 169	6 960
Effect of exchange rate fluctuations		(720)	(29)
Cash and cash equivalents less bank overdrafts at end of period	14	24 865	8 075

The accompanying notes are an integral part of these consolidated financial statements.

1 The unaudited condensed consolidated interim statement of cash flows for the six-month period ended 30 June 2019 has been restated to reflect the classification of the Australian operations as discontinued operations.

2 The unaudited condensed consolidated interim statement of cash flows for the six-month period ended 30 June 2020 has been presented to include operating, investing and financing activities from discontinued operations separately in the cashflow statement. The unaudited condensed consolidated interim statement of cash flows for the six-month period ended 30 June 2019 has been restated to reflect this change in presentation.

Notes to the consolidated financial statements

1.	Corporate information

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 170 000 employees based in nearly 50 countries worldwide. For 2019, AB InBev’s reported revenue was 52.3 billion US dollar (excluding joint ventures and associates).

The unaudited condensed consolidated interim financial statements of the company for the six-month period ended 30 June 2020 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations. The condensed consolidated interim financial statements for the six-month periods ended 30 June 2020 and 2019 are unaudited; however, in the opinion of the company, the interim data include all adjustments, consisting of only normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The unaudited condensed interim financial statements were authorized for issue by the Board of Directors on 29 July 2020.

2.	Statement of compliance

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 Interim Financial Reporting as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2019. AB InBev did not early apply any new IFRS requirements that were not yet effective in 2020 and did not apply any European carve-outs from IFRS.

3.	Summary of significant accounting policies

The accounting policies applied are consistent with those applied in the annual consolidated financial statements ended 31 December 2019.

(A) SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning on 1 January 2020 and have not been listed in these unaudited condensed consolidated interim financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements.

(B) FOREIGN CURRENCIES

Foreign currency transactions

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing on the date of the balance sheet. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates prevailing at the dates the fair value was determined.

Translation of the results and financial position of foreign operations

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves).

Financial Reporting in hyperinflationary economies

In May 2018, the Argentinean peso underwent a severe devaluation, causing Argentina´s three-year cumulative inflation to exceed 100% and thus, triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies. IAS 29 requires that the results of the company’s Argentinian operations be reported as if these were highly inflationary as of 1 January 2018.

Under IAS 29, non-monetary assets and liabilities stated at historical cost, equity and income statements of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency, applying a general price index. These re-measured accounts are used for conversion into US dollar at the period closing exchange rate. As a result, the balance sheet and net results of subsidiaries operating in hyperinflation economies are stated in terms of the measuring unit current at the end of the reporting period.

Consequently, the company applied hyperinflation accounting for its Argentinean subsidiaries for the first time in the year-to-date September 2018 unaudited condensed interim financial statements, with effect as of 1 January 2018. The IAS 29 rules are applied as follows:

●

Non-monetary assets and liabilities stated at historical cost (e.g. property plant and equipment, intangible assets, goodwill, etc.) and equity of Argentina were restated using an inflation index. The hyperinflation accounting impacts resulting from changes in the general purchasing power from 1 January 2018 are reported in the income statement in a dedicated account for hyperinflation monetary adjustments in the finance line (see also Note 8 Finance cost and income);

●

The income statement is adjusted at the end of each reporting period using the change in the general price index. It is converted at the closing exchange rate of each period (rather than the year-to-date average rate which is used for non-hyperinflationary economies), thereby restating the year-to-date income statement account for both inflation index and currency conversion.

The results for the six-month period ended 30 June 2020, restated for purchasing power, were translated at the June 2020 closing rate of 70.454990 Argentinean pesos per US dollar (30 June 2019 results - at 42.448916 Argentinean pesos per US dollar).

Exchange rates

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	30 June 2020	31 December 2019	30 June 2020	30 June 2019

Argentinean peso	70.454990	59.890668	-	-
Brazilian real	5.476011	4.030696	4.683731	3.834084
Canadian dollar	1.368460	1.299449	1.362592	1.339411
Colombian peso	3 752.17	3 272.63	3 581.62	3 217.98
Chinese yuan	7.074411	6.961461	7.052919	6.786388
Euro	0.893017	0.890155	0.906152	0.884945
Mexican peso	22.971498	18.845242	20.397344	19.218716
Pound sterling	0.814816	0.757344	0.791317	0.771278
Peruvian nuevo sol	3.544000	3.317006	3.377006	3.337727
South Korean won	1 201.90	1 154.54	1 204.98	1 143.34
South African rand	17.362387	14.044287	16.230856	14.176131

(C) RECENTLY ISSUED IFRS

There are no new IFRS requirements that are not yet effective which have been early applied in preparing these unaudited condensed consolidated interim financial statements.

4.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or, if the revision affects both current and future periods, in the period of the revision and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and understanding results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expenses and liabilities. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required to determine the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimates are made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period that such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the following year are further discussed in the relevant notes hereafter.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of uncertainty relate mainly to the following: accounting for the COVID-19 pandemic impact on the company’s results and the divestiture of the Australian operations as discussed below.

(A)	COVID-19 pandemic impact

The company’s business, financial condition, cash flows and operating results have been and may continue to be negatively impacted by the COVID-19 pandemic. The public health crisis caused by the COVID-19 pandemic, as well as measures taken in response to contain or mitigate the pandemic, have had, and are expected to continue to have, certain negative impacts on the company’s results including, without limitation : a negative impact on volume sold and revenue, a negative impact on cost of sales per hectoliter driven by non-variable cost and the loss of operational efficiencies due to volume declines, impairment losses on inventories, impairment losses on trade and other receivables, a series of cost incurred exclusively as a result of the COVID-19 pandemic and goodwill impairment charges referred to below and reported in non-recurring items – see also Note 7 Non-recurring items, Note 11 Goodwill, Note 13 Trade and other receivables and Note 17 Inventories.

Management considered the impact of COVID-19 and the current economic environment on the basis of preparation of these interim condensed consolidated financial statements. Although the company has noticed an adverse impact on its financial position, results of operations, and cash flows during the first six month of 2020, it continues to adequately manage its liquidity and capital resources (refer to Note 14 Cash and cash equivalents and investment securities, Note 19 Interest-bearing loans and borrowings and Note 22 Risks arising from financial instruments). As such, management concluded the company is able to continue as a going concern.

Goodwill impairment

The COVID-19 pandemic resulted in a sharp contraction of sales during the second quarter of 2020 in many countries in which the company operates. The decline in performance resulting from the COVID-19 pandemic is viewed as a triggering event for impairment testing in accordance with IAS 36 Impairment of Assets. Consequently, the company conducted an impairment test during the second quarter of 2020 for the cash-generating units showing the highest invested capital to EBITDA multiples: Colombia, Rest of Middle Americas, South Africa, Rest of Africa and Rest of Asia Pacific.

During its interim goodwill impairment testing, the company considered several scenarios of the recovery of sales for the different cash-generating units being tested and ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate. These scenarios are based on management’s assumptions on the recovery in a base case (which the company deemed to be the most likely case at the time of the impairment test), a best case and a worst case scenario per cash generating unit following the common recovery shapes: L, U and V where the letters describe the trajectory of key assumptions tracking economic conditions. In view of the uncertainties, management assumed a 15 to 30% probability for the worst case scenario, dependent on the cash generating units in this interim impairment testing.

Based upon the results of the impairment test and considering the assumptions described in Note 11 Goodwill, the company concluded that no goodwill impairment was warranted under the base and best case scenarios. Neverhteless, under the worst case scenario ran with higher discount rates to factor the heightened business risk, the company concluded that the recoverable amounts were below the carrying value for the South Africa and Rest of Africa cash-generating units. As a consequence, management concluded, based on the valuations performed, that it was prudent in view of the uncertainties to record an impairment of goodwill of (1.5) billion US dollar for the South Africa cash generating unit and (1.0) billion US dollar for the Rest of Africa cash generating unit applying a 30% probability of occurrence. Refer to Note 11 Goodwill.

COVID-19 costs

As required by IAS 1 Presentation of financial statements, the company has assessed the impact of the COVID-19 outbreak on its performance for the six-month period ended 30 June 2020, and reported (78)m US dollar of costs in non-recurring items as a result of the pandemic. These expenses mainly comprise costs related to personal protection equipment for the company’s employees, charitable donations and other costs incurred as a direct consequence of the COVID-19 pandemic. Refer to Note 7 Non-recurring items.

(B)	DIVESTITURE OF AUSTRALIA BUSINESS TO ASAHI

On 19 July 2019, AB InBev announced an agreement to divest its Australia business (Carlton & United Breweries) to Asahi at                16 billion AUD in enterprise value. As part of this transaction, the company granted Asahi rights to commercialize its portfolio of global and international brands in Australia. The transaction closed on 1 June 2020.

As of 31 December 2019, AB InBev classified the assets and liabilities associated with the Australian operations as assets held for sale and liabilities associated with assets held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In addition, since the results of the Australian operations represented a separate major line of business, these were accounted for as discontinued operations, as required by IFRS 5 and presented in a separate line in the consolidated income statement (“profit from discontinued operations”), up to 31 May 2020. Refer to Note 15 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations. On 1 June 2020, following the closing of the transaction, the company recognized a net gain on disposal of 1.9 billion US dollar in discontinued operations. Refer to Note 15 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations.

5.	Segment reporting

Segment information is presented by geographical segments, consistent with the information available to and regularly evaluated by the chief operating decision maker. AB InBev operates its business through six business segments. Regional and operating company management is responsible for managing performance, underlying risks, and the effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding the allocation of resources. The organizational structure effective as of 1 January 2019 comprises five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. In addition to these five geographic regions, the company uses a sixth segment, Global Export and Holding Companies, for all financial reporting purposes.

On 19 July 2019, AB InBev announced the agreement to divest CUB, its Australian subsidiary, to Asahi. Consequently, as at 31 December 2019, the company classified the assets and liabilities associated with the Australian operations as assets held for sale and liabilities associated with assets held for sale, respectively. In addition, since the results of the Australian operations represented a separate major line of business, these were accounted for as discontinued operations (“profit from discontinued operations”) up to 31 May 2020. The transaction closed on 1 June 2020. Accordingly, the 2019 results (referred to as “2019 restated”) have been restated to exclude the results of the Australian operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. See Note 15 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations for more details.

All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %). The information presented is for the six-month period ended 30 June 2020 and 2019, except for segment assets (non-current) with comparatives at 31 December 2019.

	North America		Middle Americas		South America		EMEA		Asia Pacific		Global Export and Holding Companies		Consolidated
	2020	2019	2020	2019	2020	2019	2020	2019 restated	2020	2019 restated	2020	2019 restated	2020	2019 restated

Volume	52	54	52	65	63	67	34	40	39	50	-	-	240	276
Revenue	7 536	7 701	4 246	5 735	3 613	4 769	3 007	3 784	2 609	3 514	287	319	21 298	25 823
Normalized EBITDA	2 986	3 045	2 021	3 036	1 146	1 976	713	1 372	783	1 352	(287)	(335)	7 363	10 446
Normalized EBITDA margin %	39.6%	39.5%	47.6%	52.9%	31.7%	41.4%	23.7%	36.2%	30.0%	38.5%	-	-	34.6%	40.5%
Depreciation, amortization and impairment	(407)	(389)	(486)	(441)	(410)	(462)	(470)	(485)	(311)	(335)	(175)	(155)	(2 261)	(2 265)
Normalized profit from operations (EBIT)	2 579	2 656	1 535	2 595	736	1 514	243	887	472	1 017	(462)	(490)	5 102	8 180
Non-recurring items (see Note 7)	(83)	(1)	(51)	(26)	(17)	(13)	(2 587)	(17)	(10)	(4)	(47)	(43)	(2 796)	(103)
Profit from operations (EBIT)	2 496	2 655	1 484	2 569	719	1 501	(2 344)	870	462	1 013	(509)	(533)	2 306	8 077
Net finance income/(cost)													(5 592)	(169)
Share of results of associates and joint ventures													33	62
Income tax expense													(492)	(1 565)
Profit from continuing operations													(3 744)	6 406
Discontinued operations													2 055	236
Profit/(loss)													(1 688)	6 642
Segment assets (non-current)	63 322	63 725	67 989	76 168	10 807	13 452	32 477	39 447	12 751	13 450	1 886	1 592	189 233	207 834
Gross capex	(225)	(182)	(350)	(471)	(387)	(288)	(301)	(425)	(191)	(236)	(126)	(107)	(1 580)	(1 709)

For the six-month period ended 30 June 2020, net revenue from the beer business amounted to 19 510m US dollar (30 June 2019: 23 673m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 1 807m US dollar (30 June 2019: 2 150m US dollar). Additionally, for the six-month period ended 30 June 2020, net revenue from the company’s business in the United States amounted to 6 675m US dollar (30 June 2019: 6 833m US dollar) and net revenue from the company’s business in Brazil amounted to 2 641m US dollar (30 June 2019: 3 516m US dollar).

6.	Acquisitions and disposals of subsidiaries

The table below summarizes the impact of acquisitions and disposals on the statement of financial position and cash flows of AB InBev for the six-month periods ended 30 June 2020 and 30 June 2019:

Million US dollar	2020 Acquisitions	2019 Acquisitions	2020 Disposals	2019 Disposals

Non-current assets
Property, plant and equipment	3	26	-	-
Intangible assets	14	307	-	(15)

Current assets
Inventories	5	39	-	-
Trade and other receivables	3	12	-	-
Cash and cash equivalents	-	40	-	-

Non-current liabilities
Interest-bearing loans and borrowings	(1)	(4)	-	-
Trade and other payables	(24)	-	-
Deferred tax liabilities	-	(49)	-	4

Current liabilities
Interest-bearing loans and borrowings	(1)	(2)	-	-
Trade and other payables	(5)	(47)	-	-

Net identifiable assets and liabilities	(6)	322	-	(11)

Non-controlling interest	-	(62)	-	-

Goodwill on acquisitions and goodwill disposed of	73	389	-	(15)
Loss/(gain) on disposal	-	-	-	(13)
Consideration to be (paid)/received	(8)	(348)	-	-
Net cash paid on prior years acquisitions/(disposals)	145	81	-	(53)
Consideration paid/(received)	204	382	-	(92)

Cash (acquired)/disposed of	-	(40)	-	-

Net cash outflow / (inflow)	204	342	-	(92)
Net cash outflow / (inflow) on continuing operations	204	337	-	(92)
Net cash outflow / (inflow) on discontinued operations	-	5	-	-

On 1 June 2020, AB InBev completed the divestiture of CUB to Asahi – see Note 15 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations.

The company undertook a series of additional acquisitions and disposals during 2020 and 2019, with no significant impact in the company’s consolidated financial statements.

7.	Non-recurring items

IAS 1 Presentation of financial statements requires that material items of income and expense be disclosed separately. Non-recurring items are items that in management’s judgment need to be disclosed by virtue of their size or incidence so that a user can obtain a proper understanding of the company´s financial information. The company considers these items to be significant and accordingly, management has excluded them from their segment measure of performance as noted in Note 5 Segment Reporting.

The non-recurring items included in the income statement are as follows:

For the six-month period ended 30 June Million US dollar	2020	2019 restated

Impairment of goodwill	(2 500)	-
COVID-19 costs	(78)	-
Restructuring	(60)	(58)
Business and asset disposal (including non-recurring impairment losses)	(154)	(24)
Acquisition costs business combinations	(4)	(21)
Impact on profit from operations	(2 796)	(103)

Gain on divestiture of Australia (discontinued operations)	1 919	-
Non-recurring net finance income/(cost)	(1 388)	1 201
Non-recurring taxes	107	(5)
Non-recurring non-controlling interest	46	12
Net impact on profit attributable to equity holders of AB InBev	684	1 208

In the second quarter of 2020, the company recognized (2 500)m US dollar of goodwill impairment for its South Africa and Rest of Africa cash-generating units (see Note 4 Use of estimates and judgments and Note 11 Goodwill for further details).

COVID-19 costs amount to (78)m US dollar for the six-month period ended 30 June 2020. These expenses mainly comprise costs related to personal protection equipment for the company’s employees, charitable donations and other costs incurred as a direct consequence of the COVID-19 pandemic.

The non-recurring restructuring charges for the six-month period ended 30 June 2020 total (60)m US dollar (30 June 2019: (58)m US dollar). These charges primarily relate to organizational alignments. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements. These one-time expenses provide the company with a lower cost base and bring a stronger focus to AB InBev´s core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposals amount to (154)m US dollar for the six-month period ended 30 June 2020 mainly comprising impairment of intangible assets classified as assets held for sale as of 30 June 2020 and other intangibles. Business and asset disposals amounted to (24)m US dollar for the six-month period ended 30 June 2019, mainly comprising of costs incurred in relation to the completion of 2018 disposals.

The acquisition costs of business combinations amount to (4)m US dollar for the six-month period ended 30 June 2020 (30 June 2019: (21)m US dollar).

On 1 June 2020, the company completed the previously announced sale of CUB to Asahi resulting in a net exceptional gain of 1 919m US dollar reported in discontinued operations. For more details, refer to Note 15 Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations.

The company incurred a non-recurring net finance cost of (1 388)m US dollar for the six-month period ended 30 June 2020 (30 June 2019: 1 201m US dollar income) – see Note 8 Finance cost and income.

All the amounts referenced above are before income taxes. The non-recurring items for the six-month period ended 30 June 2020 decreased income taxes by 107m US dollar (30 June 2019: increase of income taxes by 5m US dollar).

Non-controlling interest on the non-recurring items amounts to 46m US dollar for the six-month period ended 30 June 2020 (30 June 2019: 12m US dollar).

8.	Finance cost and income

The finance costs included in the income statement are as follows:

For the six-month period ended 30 June Million US dollar	2020	2019 restated

Interest expense	(2 002)	(2 110)
Capitalization of borrowing costs	5	12
Net interest on net defined benefit liabilities	(41)	(48)
Accretion expense	(291)	(287)
Net losses on hedging instruments that are not part of a hedge accounting relationship	(219)	(106)
Net foreign exchange results (net of the effect of foreign exchange derivative instruments)	-	(54)
Tax on financial transactions	(48)	(33)
Net mark-to-market results on derivatives related to the hedging of share-based payment programs	(1 724)	-
Other financial costs, including bank fees	(77)	(82)
	(4 397)	(2 708)

Non-recurring finance cost	(1 438)	(46)
Finance costs	(5 835)	(2 754)

Finance income included in the income statement is as follows:

For the six-month period ended 30 June Million US dollar	2020	2019 restated

Interest income	98	152
Hyperinflation monetary adjustments	30	48
Market-to-market gains on derivatives related to the hedging of share-based payment programs	-	1 124
Net foreign exchange results (net of the effect of foreign exchange derivative instruments)	61	-
Other financial income	4	15
	193	1 339

Non-recurring finance income	50	1 247
Finance income	243	2 586

Net finance costs, excluding non-recurring items, were 4 202 m US dollar for the six month period ended 30 June 2020 compared to 1 369m US dollar for the six month period ended 30 June 2019. The increase was predominantly due to a mark-to-market loss of 1 724m US dollar in the six-month period ended 30 June 2020, compared to a gain of 1 124m US dollar in the six-month period ended 30 June 2019, resulting in a swing of 2 848m US dollar.

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in China. Interest is capitalized at a borrowing rate ranging from 3% to 4%.

In the six-month period ended 30 June 2020, accretion expense includes interest on lease liabilities of 54m US dollar (30 June 2019: 55m US dollar).

Interest expenses is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 22 Risks arising from financial instruments.

Non-recurring finance cost for the six-month period ended 30 June 2020 includes (1 438)m US dollar resulting from mark-to-market adjustments on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and the restricted shares issued in connection with the combination with SAB (30 June 2019: 1 098m US dollar gain).

Non-recurring finance cost for the six-month period ended 30 June 2019 includes (46)m US dollar foreign exchange translation losses on intragroup loans that were historically reported in equity and were recycled to profit and loss account, upon the reimbursement of these loans and cost related to incremental accruals of deferred considerations on prior year acquisitions.

Non-recurring finance income for the six-month period ended 30 June 2020 includes 50m US dollar gain related to remeasurement of deferred considerations on prior year acquisitions. Non-recurring finance income for the six-month period ended 30 June 2019 includes 1 098m US dollar mark-to-market gain and 149m US dollar gain resulting from the early termination of certain bonds.

No interest income was recognized on impaired financial assets.

9.	Income taxes

Income taxes recognized in the income statement can be detailed as follows:

For the six-month period ended 30 June Million US dollar	2020	2019 restated

Current tax expense
Current year	(807)	(1 735)
Deferred tax (expense)/income	315	170
Total income tax expense in the income statement	(492)	(1 565)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:
For the six-month period ended 30 June Million US dollar	2020	2019 restated

Profit before tax	(3 253)	7 970
Deduct share of result of associates and joint ventures	33	62
Profit before tax and before share of result of associates and joint ventures	(3 286)	7 908

Adjustments on taxable basis
Government incentives	(194)	(379)
Non-deductible/(non-taxable) marked to market on derivatives	3 162	(2 222)
Non-deductible impairment of goodwill	2 500	-
Other expenses not deductible for tax purposes	1 208	1 098
Other non-taxable income	(607)	(549)
	2 783	5 856

Aggregated weighted nominal tax rate	27.0%	27.1%

Tax at aggregated weighted nominal tax rate	(751)	(1 614)

Adjustments on tax expense
Utilization of tax losses not previously recognized	117	38
Recognition of deferred taxes assets on previous years’ tax losses	6	3
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(61)	(126)
(Underprovided)/overprovided in prior years	34	13
Deductions from interest on equity	144	197
Deductions from goodwill	8	11
Other tax deductions	125	108
Change in tax rate	71	(9)
Withholding taxes	(195)	(257)
Other tax adjustments	10	71
	(492)	(1 565)

Effective tax rate	(15.0%)	19.8%

The total income tax expense for the six-month period ended 30 June 2020 amounts to 492m US dollar compared to 1 565m US dollar for the six-month period ended 30 June 2019. The effective tax rate for the six-month period ended 30 June 2020 is (15.0)% compared to 19.8% for the six-month period ended 30 June 2019. The 2020 effective tax rate is impacted by the non-deductible, non-cash goodwill impairment loss and the non-deductible losses from derivatives related to the hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB. The 2019 effective tax rate was positively impacted by non-taxable gains from these derivatives.

The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.

The normalized effective tax rate for the six-month period ended 30 June 2020 is 66.6% (30 June 2019: 22.9%). The normalized effective tax rate excluding mark-to-market gains or losses on derivatives related to the hedging of share-based payment programs for the six-month period ended 30 June 2020 is 22.8% (30 June 2019: 27.4%).

Normalized effective tax rate is the effective tax rate adjusted for non-recurring items. Normalized effective tax rate is not an accounting measure under IFRS accounting and should not be considered as an alternative to the effective tax rate. Normalized effective tax rate method does not have a standard calculation method and AB InBev’s definition of normalized tax rate may not be comparable to other companies.

10.	Property, plant and equipment

Property, plant and equipment comprises owned and leased assets, as follows:

Million US dollar	30 June 2020	31 December 2019

Property, plant and equipment owned	22 669	25 515
Property, plant and equipment leased (right-of-use assets)	2 049	2 029
Total property, plant and equipment	24 718	27 544

	30 June 2020				31 December 2019
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year	12 216	34 381	2 160	48 757	47 969
Effect of movements in foreign exchange	(1 043)	(2 908)	(239)	(4 190)	(485)
Acquisitions	6	382	871	1 259	4 451
Acquisitions through business combinations	-	3	-	3	24
Disposals	(16)	(394)	-	(409)	(1 987)
Disposals through the sale of subsidiaries	-	-	-	-	(4)
Transfer (to)/from other asset categories and other movements[1]	211	623	(1 014)	(180)	(1 211)
Balance at end of the period	11 374	32 087	1 778	45 239	48 757

Depreciation and impairment losses
Balance at end of previous year	(3 604)	(19 638)	-	(23 242)	(22 331)
Effect of movements in foreign exchange	237	1 551	-	1 788	310
Depreciation	(194)	(1 419)	-	(1 613)	(3 370)
Disposals	4	365	-	369	1 734
Disposals through the sale of subsidiaries	-	-	-	-	3
Impairment losses	-	(26)	-	(26)	(87)
Transfer to/(from) other asset categories and other movements[1]	(24)	177	-	153	499
Balance at end of the period	(3 581)	(18 990)	-	(22 571)	(23 242)

Carrying amount
at 31 December 2019	8 612	14 743	2 160	25 515	25 515
at 30 June 2020	7 794	13 097	1 778	22 669	-

As at 30 June 2020, the carrying amount of property, plant and equipment subject to restrictions on title amounted to 2m US dollar (31 December 2019: 4m US dollar).

Contractual commitments to purchase property, plant and equipment amounted to 596m US dollar as at 30 June 2020 compared to 457m US dollar as at 31 December 2019.

AB InBev’s net capital expenditures in the statement of cash flow amounted to 1 524m US dollar in the first six months of 2020 compared to 1 488m US dollar for the same period last year. Out of the total 2020 capital expenditures approximately 41% was used to improve the company’s production facilities while 44% was used for logistics and commercial investments and 15% for improving administrative capabilities and for the purchase of hardware and software.

1 The transfer (to)/from other asset categories and other movements relates mainly to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies. Accordingly, the transfers include the balances of Australian operations reclassified to assets held for sale as at 31 December 2019 and disposed of upon the completion of the sale on 1 June 2020.

Property, plant and equipment leased by the company (right-of-use assets) is detailed as follows:

	2020
Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at 30 June	1 765	284	2 049
Depreciation for the six-month period ended 30 June	(169)	(75)	(244)

	2019
Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at 31 December	1 723	306	2 029
Depreciation for the six-month period ended 30 June (restated)	(173)	(77)	(250)

Additions to right-of-use assets for the six-month period ended 30 June 2020 were 393m US dollar (30 June 2019: 293m US dollar). Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements with a term of 27 years. Furthermore, the company leases a number of warehouses, trucks, factory facilities and other commercial buildings, which typically run for a period of five to ten years. Lease payments are increased annually to reflect market rentals, if applicable. None of the leases include contingent rentals.

The company leases out pub real estate for an average outstanding period of 6 to 8 years and part of its own property under operating leases.

The expense related to short-term and low-value leases and variable lease payments that are not included in the measurement of the lease liabilities is not significant.

11.	Goodwill

Million US dollar	30 June 2020	31 December 2019

Acquisition cost
Balance at end of previous year	128 119	133 316
Effect of movements in foreign exchange	(10 658)	53
Acquisitions through business combinations	73	682
Disposals through the sale of subsidiaries	-	(22)
Hyperinflation monetary adjustments	51	171
Reclassified as held for sale	-	(6 081)
Balance at end of the period	117 585	128 119

Impairment losses
Balance at end of previous year	(5)	(5)
Impairment losses	(2 500)	-
Balance at end of the period	(2 505)	(5)

Carrying amount
at 31 December 2019	128 114	128 114
at 30 June 2020	115 080	-

During the six-month period ended 30 June 2020, AB InBev recognized goodwill on acquisitions of subsidiaries of 73m US dollar (30 June 2019: 389m US dollar) – see also Note 6 Acquisitions and disposals of subsidiaries.

The COVID-19 pandemic resulted in a sharp contraction of sales during the second quarter of 2020 in many countries in which the company operates. The decline in performance resulting from the COVID-19 pandemic is viewed as a triggering event for impairment testing in accordance with IAS 36 Impairment of Assets. Consequently, the company conducted an impairment test during the second quarter of 2020 for the cash-generating units showing the highest invested capital to EBITDA multiples: Colombia, Rest of Middle Americas, South Africa, Rest of Africa and Rest of Asia Pacific.

The uncertain course of the pandemic, in the absence thus far of effective vaccines or treatments, has caused extraordinary economic uncertainty, including how different countries will be affected, the speed of their recovery, the financial and fiscal measures these countries could implement and the longer term impact on the weighted average cost of capital and terminal growth rate of these countries.

During its interim goodwill impairment testing, the company considered several scenarios of the recovery of sales for the different cash-generating units being tested and ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate. These scenarios are based on management’s assumptions on the recovery in a base case (which the company deemed to be the most likely case at the time of the impairment test), a best case and a worst case scenario per cash generating unit following the common recovery shapes: L, U and V where the letters describe the trajectory of key assumptions tracking economic conditions. In view of the uncertainties, management assumed a 15 to 30% probability for the worst case scenario, dependent on the cash generating units in this interim impairment testing.

Based upon the results of the impairment test and considering the assumptions described below, the company concluded that no goodwill impairment was warranted under the base and best case scenarios. Nevertheless, under the worst case scenario ran with higher discount rates to factor the heightened business risk, the company concluded that the recoverable amounts were below the carrying value for the South Africa and Rest of Africa cash-generating units. As a consequence, management concluded, based on the valuations performed, that it was prudent in view of the uncertainties to record an impairment of goodwill of (1.5) billion US dollar for the South Africa cash generating unit and (1.0) billion US dollar for the Rest of Africa cash generating unit applying a 30% probability of occurrence. The impairment charge was allocated to the company’s EMEA reportable segment.

For the interim goodwill impairment testing the company performed the test at cash generating unit level, which is the lowest level at which goodwill is monitored for internal management purposes.

AB InBev’s impairment testing methodology is in accordance with IAS 36 Impairment of Assets, in which fair-value-less-cost-to-sell and value in use approaches are taken into consideration. This consists in applying a discounted free cash flow approach based on acquisition valuation models for the cash-generating units showing an invested capital to EBITDA multiple above 9x and valuation multiples for the other cash-generating units.

The key judgments, estimates and assumptions used in the discounted free cash flow calculations are generally as follows:

●

In the first three years of the model, free cash flows are based on AB InBev’s strategic plan as approved by key management. AB InBev’s strategic plan is prepared per cash-generating unit and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions. For this interim goodwill impairment testing, the company assumed a base case, best case and worst case scenario for reach cash-generating unit being tested and ran sensitivities;

●

For the subsequent seven years of the model, data from each scenario was extrapolated generally using simplified assumptions such as macro-economic and industry assumptions, variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

●

Cash flows after the first ten-year period are extrapolated generally using expected annual long-term GDP growth rates, based on external sources, in order to calculate the terminal value, considering sensitivities on this metric;

●

Projections are discounted at the unit’s weighted average cost of capital (WACC), considering sensitivities on this metric with more conservative assumptions in the worst case scenario to factor the heightened business risk;

●	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

For the main cash generating units, the terminal growth rate applied generally ranged between 2% and 5%.

The WACC applied in US dollar nominal terms were as follow, with the higher WACC applied in the worst case scenario:

Cash-generating unit	30 June 2020	31 December 2019

Colombia	6% - 7%	6%
Rest of Middle Americas	10% - 11%	9%
South Africa	7% - 8%	7%
Rest of Africa	10% - 12%	10%
Rest of Asia Pacific	8%	-

While a change in the weighted average cost of capital and the terminal growth rate used in impairment testing could have a material impact on the calculation of the fair values and trigger an impairment charge, based on the sensitivity analysis performed for the base- and best case discounted free cash flow calculations, the company is not aware of any reasonably possible change in the key assumptions that would cause the cash-generating units’ carrying amount to exceed its recoverable amount.

In the sensitivity analyses carried out based on the worst case discounted free cash flow calculations, an adverse change of 1% in the WACC applied would lead to a reduction of the recoverable amount below the carrying amount for the South Africa, Rest of Africa, Columbia and Rest of Middle Americas cash generating units and would give rise to an additional impairment of 0.6 billion US dollar for the South Africa and Rest of Africa cash generating units, applying a 30% probability of ocurrence. The company would therefore be faced with a risk of future impairment under the worst case scenario at these higher WACC assumptions.

A 5% increase/(decrease) in probability applied for the worst case scenario (holding all other assumptions constant) would lead to an additional/(reduced) impairment of 0.4 billion US dollar for the South Africa and Rest of Africa cash-generating units in aggregate.

These calculations are based on management’s assessment of reasonably possible adverse changes in key assumptions, yet they are hypothetical and should not be viewed as an indication that these factors are likely to change. The sensitivity analyses should therefore be interpreted with caution.

AB InBev will re-perform an impairment test for goodwill during the fourth quarter of 2020 when it will have more clarity on the economic recovery of certain countries. Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. AB InBev believes that all of its estimates are reasonable: they are consistent with the company’s internal reporting and reflect management’s current best estimates. However, inherent uncertainties exist, including the rate of recovery of the countries following the COVID-19 pandemic, and other factors that management may not be able to control. If the company’s current assumptions and estimates, including projected revenues growth rates, competitive and consumer trends, weighted average cost of capital, terminal growth rates, and other market factors, are not met, or if valuation factors outside of the company’s control change unfavorably, the estimated fair value of goodwill could be adversely affected, leading to a potential further impairment in the future.

Although AB InBev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macro-economic conditions.

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

Million US dollar Cash-generating unit	30 June 2020	31 December 2019

United States	33 452	33 451
Rest of North America	1 956	1 984
Mexico	10 808	13 175
Colombia	16 264	18 647
Rest of Middle Americas	24 211	25 257
Brazil	3 341	4 539
Rest of South America	1 062	1 101
Europe	2 220	2 277
South Africa	9 420	13 500
Rest of Africa	5 079	6 691
China	3 046	3 095
Rest of Asia Pacific	3 675	4 397
Global Export	545	-
Total carrying amount of goodwill	115 080	128 114

12.	Intangible assets

	30 June 2020					31 December 2019
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year	40 074	2 774	2 594	666	46 108	48 465
Effect of movements in foreign exchange	(2 107)	(132)	(194)	(37)	(2 470)	(79)
Acquisitions through business combinations	14	-	-	-	14	99
Acquisitions and expenditures	-	174	19	94	287	631
Disposals	-	(5)	(1)	-	(6)	(259)
Disposals through the sale of subsidiaries	-	-	-	-	-	(29)
Transfer (to)/from other asset categories and other movements[1]	-	130	115	(308)	(63)	(2 720)
Balance at end of period	37 981	2 941	2 533	415	43 870	46 108

Amortization and impairment losses
Balance at end of previous year	(32)	(1 595)	(1 851)	(178)	(3 656)	(3 634)
Effect of movements in foreign exchange	-	85	126	14	225	41
Amortization	-	(148)	(177)	(27)	(352)	(622)
Impairment	-	-	-	(150)	(150)	-
Disposals	-	4	1	-	5	254
Disposals through the sale of subsidiaries	-	-	-	-	-	-
Transfer to/(from) other asset categories and other movements[1]	-	(9)	17	99	107	305
Balance at end of period	(32)	(1 663)	(1 884)	(241)	(3 821)	(3 656)

Carrying value
at 31 December 2019	40 042	1 179	743	488	42 452	42 452
at 30 June 2020	37 949	1 278	649	173	40 049

During the six-month period ended 30 June 2020, AB InBev recognized intangible assets on acquisitions of subsidiaries of 14m US dollar (30 June 2019: 307m US dollar) - see also Note 6 Acquisitions and disposals. In addition, the company recognized (150)m US dollar impairment on intangible assets classified as assets held for sale as of 30 June 2020 and other intangibles (30 June 2019: nil) – see also Note 7 Non-recurring items.

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and were tested for impairment during the second quarter of 2020. Based on the impairment testing results, no impairment loss was allocated to intangible assets with indefinite useful lives – refer to Note 11 Goodwill.

1 The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the balance sheet of intangible assets held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies. Accordingly, the 2019 transfers include the balances of Australian operations reclassified to assets held for sale as at at 31 December 2019 and disposed of upon the completion of the sale on 1 June 2020.

13.	Trade and other receivables

Non-current trade and other receivables

Million US dollar	30 June 2020	31 December 2019

Cash deposits for guarantees	170	219
Loans to customers	30	58
Tax receivable, other than income tax	147	166
Trade and other receivables	303	363
	650	807

Current trade and other receivables

Million US dollar	30 June 2020	31 December 2019

Trade receivables and accrued income	3 465	4 046
Interest receivable	6	21
Tax receivable, other than income tax	618	821
Loans to customers	105	119
Prepaid expenses	420	563
Other receivables	663	616
	5 276	6 187

The carrying amount of trade and other receivables is a good approximation of their fair value as the impact of discounting is not significant.

The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows for 2020 and 2019 respectively:

	Net carrying amount as of 30 June 2020	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	3 465	3 156	93	64	75	77
Loans to customers	135	133	-	1	1	-
Interest receivable	6	6	-	-	-	-
Other receivables	966	938	1	18	3	6
	4 572	4 232	94	83	80	83

	Net carrying amount as of 31 December 2019	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	4 046	3 690	261	44	44	7
Loans to customers	177	172	1	2	2	-
Interest receivable	21	21	-	-	-	-
Other receivables	979	945	9	16	5	4
	5 223	4 828	271	62	51	11

The above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes non-current loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities, AB InBev has sufficient collateral or the customer entered into a payment plan. Impairment losses on trade and other receivables recognized in the first six months of 2020 amount to 122m US dollar (30 June 2019: 25m US dollar). The impairment loss recognized in the first six months of 2020 includes AB InBev’s estimate of overdue receivables the company will not be able to collect from defaulting customers as a result of the COVID-19 pandemic before year end 2020.

AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 22 Risks arising from financial instruments.

14.	Cash and cash equivalents and investment securities

Million US dollar	30 June 2020	31 December 2019

Short-term bank deposits	2 977	2 236
Treasury Bills	17 155	-
Cash and bank accounts	4 886	5 002
Cash and cash equivalents	25 018	7 238

Bank overdrafts	(153)	(68)
	24 865	7 169

The company’s investment in Treasury Bills is to facilitate liquidity and for capital preservation.

The cash outstanding as at 30 June 2020 includes restricted cash for an amount of 77m US dollar (31 December 2019: 78m US dollar). This restricted cash relates to an outstanding consideration payable to former Anheuser-Busch shareholders that have not yet claimed the proceeds from the 2008 combination (1m US dollar) and amounts deposited on a blocked account in respect to the state aid investigation into the Belgian excess profit ruling system (76m US dollar) – see also Note 24 Contingencies.

Million US dollar	30 June 2020	31 December 2019

Investment in unquoted companies	92	85
Investment in debt securities	21	25
Non-current investments	113	110

Investment in debt securities	102	92
Current investments	102	92

As at 30 June 2020, current debt securities of 102m US dollar mainly represented investments in government bonds (31 December 2019: 92m US dollar). The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

15.	Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations

ASSETS CLASSIFIED AS HELD FOR SALE

Million US dollar	30 June 2020	31 December 2019

Balance at the end of previous year	10 013	39
Reclassified to assets held for sale in the period	145	9 692
Disposals	(9 540)	(59)
Effect of movements in foreign exchange	(490)	341
Balance at the end of year	128	10 013

LIABILITIES ASSOCIATED WITH ASSETS HELD FOR SALE

Million US dollar	30 June 2020	31 December 2019

Balance at the end of previous year	1 145	-
Reclassified to liabilities associated with assets held for sale	(46)	1 106
Disposals	(1 044)	-
Effect of movements in foreign exchange	(55)	39
Balance at the end of year	-	1 145

On 19 July 2019, AB InBev announced the agreement to divest CUB, its Australian subsidiary, to Asahi for 16.0 billion AUD on a cash free, debt free basis. Consequently, in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, as at 31 December 2019, assets and liabilities associated with the Australian operations were reclassified to assets held for sale and liabilities associated with assets held for sale. Furthermore, the results of the Australian operations were accounted for as discontinued operations and presented in a separate line in the condensed consolidated interim income statement (“profit from discontinued operations”) up to 31 May 2020. As required by IFRS 5, the 2019 consolidated income statement and statement of cash flows have been restated in these condensed consolidated interim financial statements.

Upon the closing of the transaction on 1 June 2020, the company received 10.8 billion US dollar proceeds net of disposal costs, derecognized (8.5) billion US dollar of net assets in relation to its former Australian operations, recycled (0.4) billion US dollar of the cumulative foreign exchange differences on its former Australian operations and cashflow hedges from equity to profit or loss, resulting in a net gain on disposal of 1.9 billion US dollar recognized in discontinued operations.

ASSETS AND LIABILITIES HELD FOR SALE

Assets and liabilities relating to the Australian operations were classified as held for sale on the consolidated statement of financial position as at 31 December 2019 and disposed of upon the completion of the sale on 1 June 2020. The relevant assets and liabilities are detailed in the table below:

Million US dollar	1 June 2020	31 December 2019

Assets
Property, plant and equipment	581	625
Goodwill and intangible assets	8 584	9 030
Other assets	371	310
Assets classified as held for sale	9 537	9 965

Liabilities
Trade and other payables	(581)	(659)
Deferred tax liabilities	(363)	(380)
Other liabilities	(101)	(106)
Liabilities associated with assets held for sale	(1044)	(1 145)

Net assets disposed of	8 493	-
Gain on divestiture of Australia (discontinued operations – non-recurring)	1 919	-
Recycling of CTA and cashflow hedges	426	-
Consideration received	1 0 838	-

RESULTS FROM DISCONTINUED OPERATIONS

The following table summarizes the results of the Australian operations included in the condensed consolidated interim income statements and presented as discontinued operations:

For the period ended Million US dollar	31 May 2020	30 June 2019 (restated)

Revenue	477	730
Profit from operations	178	367
Profit from discontinued operations	136	236

CASH FLOW FROM DISCONTINUED OPERATIONS

Cash flows attributable to the operating, investing and financing activities of the Australian operations are summarized as follows:

For the period ended Million US dollar	31 May 2020	30 June 2019 (restated)

Cash flow from operating activities	84	314
Cash flow from investing activities – proceeds from Australia divestiture	10 838	-
Cash flow from investing activities – other	(13)	(16)
Cash flow from financing activities	(6)	(13)
Net increase in cash and cash equivalents	10 903	285

16.	Investments in associates

A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2020			2019
Million US dollar	AB InBev Efes	Castel	Efes	AB InBev Efes	Castel	Efes

Balance at 1 January	1 132	3 239	451	1 159	3 279	479
Effect of movements in foreign exchange	-	(10)	(60)	-	(18)	(39)
Acquisitions	-	-	-	-	-	-
Dividends received	-	(19)	-	(14)	(88)	(15)
Share of results of associates	(19)	38	4	(10)	56	(5)
Balance at 30 June	1 113	3 248	395	1 135	3 229	420

For the six-month period ended 30 June 2020, associates that are not individually material contributed 10m US dollar to the results of investment in associates (30 June 2019: 21m US dollar).

17.	Inventories

Million US dollar	30 June 2020	31 December 2019

Prepayments	75	105
Raw materials and consumables	2 356	2 478
Work in progress	418	405
Finished goods	1 306	1 257
Goods purchased for resale	185	182
Inventories	4 339	4 427

Inventories other than work in progress
Inventories stated at net realizable value	287	171

The cost of inventories recognized as an expense in 30 June 2020 amounts to 9 097m US dollar, included in cost of sales (31 December 2019: 20 362m US dollar).

Impairment losses on inventories recognized during the first six months of 2020 amount to 92m US dollar. The impairment loss includes the write off of obsolete work in progress and finished goods as a result of the COVID-19 pandemic (30 June 2019: 27m US dollar).

18.	Changes in equity and earnings per share

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the first six months of 2020:

Issued capital	Issued capital
	Million shares	Million US dollar

At the end of the previous year	2 019	1 736
Changes during the period	-	-
	2 019	1 736
Of which:
Ordinary shares	1 693
Restricted shares	326

Treasury shares	Treasury shares		Result on the use of treasury shares
	Million shares	Million US dollar	Million US dollar

At the end of the previous year	59.9	(6 270)	(2 556)
Changes during the period	(11.8)	1 236	(897)
	48.1	(5 034)	(3 453)

As at 30 June 2020, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 48 085 315 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 325 999 817 restricted shares. As at 30 June 2020, the total of authorized, un-issued capital amounts to 37m euro.

The treasury shares held by the company are reported in equity in Treasury shares.

The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. The restricted shares will be convertible at the election of the holder into new ordinary shares on a one-for-one basis with effect from the fifth anniversary of completion of the SAB combination. From completion of the SAB combination, such restricted shares will rank equally with the ordinary shares with respect to dividends and voting rights.

The shareholders’ structure is based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007, which governs the disclosure of significant shareholdings in listed companies. It is included in the Corporate Governance section of AB InBev’s annual report.

CHANGES IN OWNERSHIP INTERESTS

In compliance with IFRS 10, the acquisition or disposal of additional shares in a subsidiary is accounted for as an equity transaction with owners.

During the first six months of 2020, there were no significant purchases of non-controlling interests in subsidiaries. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

BORROWED SHARES

In order to fulfill AB InBev’s commitments under various outstanding stock option plans, during the course of 2020, the company had stock lending arrangements in place for up to 30 million shares, which were fully used to fulfil stock option plan commitments. The company shall pay any dividend equivalent after tax in respect of such borrowed shares. This payment will be reported through equity as dividend.

DIVIDENDS

On 24 October 2019, an interim dividend of 0.80 euro per share or approximately 1 588m euro was approved by the Board of Directors. This interim dividend was paid out on 21 November 2019. On 3 June 2020, in addition to the interim dividend paid on 21 November 2019, a dividend of 0.50 euro per share or 1 002m euro was approved at the shareholder’ meeting, reflecting a total dividend payment for the 2019 fiscal year of 1.30 euro per share or 2 590m euro. The dividend was paid out as of 11 June 2020.

On 24 October 2018, an interim dividend of 0.80 euro per share or approximately 1 565m euro was approved by the Board of Directors. This interim dividend was paid out on 29 November 2018. On 24 April 2019, in addition to the interim dividend paid on 29 November 2018, a dividend of 1.00 euro per share or 1 978m euro was approved at the shareholder’ meeting, reflecting a total dividend payment for the 2018 fiscal year of 1.80 euro per share or 3 557m euro. The dividend was paid out on 9 May 2019.

TRANSLATION RESERVES

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment.

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss. For the six-month period ended 30 June 2020, the company recycled 370m US dollar of cash flow hedges in relation to the Australia divestiture from equity to profit or loss.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As at 30 June 2020, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.

Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding taxes, if applicable, generally do not exceed 15%.

OTHER COMPREHENSIVE INCOME RESERVES

The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves

As per 1 January 2020	(19 936)	397	(1 740)	(21 279)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	(12 293)	-	-	(12 293)
Cash flow hedges	-	(138)	-	(138)
Cash flow hedges and cumulative translation adjustments in relation to Australia divestiture reclassified to profit ot loss	(645)	219	-	(426)
Re-measurements of post-employment benefits	-	-	(1)	(1)
Total comprehensive income	(12 938)	81	(1)	(12 858)
As per 30 June 2020	(32 874)	478	(1 741)	(34 137)

The increase in translation reserves is primarily related to the combined effect of the weakening of the closing rates of the Mexican pesos, the South African rand, the Colombian pesos and the Brazilian real, which resulted in a foreign exchange translation adjustment of 12 293m US dollar as of 30 June 2020 (decrease of equity).

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves

As per 1 January 2019	(21 079)	494	(1 567)	(22 152)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	1 719	-	-	1 719
Cash flow hedges	-	(134)	-	(134)
Re-measurements of post-employment benefits	-	-	(37)	(37)
Total comprehensive income	1 719	(134)	(37)	1 548
As per 30 June 2019	(19 360)	360	(1 604)	(20 604)

EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2020 is based on the profit attributable to equity holders of AB InBev of (1 900)m US dollar (30 June 2019: 6 055m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2020	2019

Issued ordinary and restricted shares at 1 January, net of treasury shares	1 959	1 957
Effect of stock lending	30	22
Effect of delivery of treasury shares	6	1
Weighted average number of ordinary and restricted shares at 30 June	1 995	1 980

The calculation of diluted earnings per share for the year ended 30 June 2020 is based on the profit attributable to equity holders of AB InBev of (1 900)m US dollar (30 June 2019: 6 055m US dollar) and the weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) at the end of the period, calculated as follows:

Million shares	2020	2019

Weighted average number of ordinary and restricted shares at 30 June	1 995	1 980
Effect of share options, warrants and restricted stock units[1]	39	31
Weighted average number of ordinary and restricted shares (diluted) at 30 June	2 034	2 011

The calculation of earnings per share before non-recurring items and discontinued operations is based on the profit from continuing operations attributable to equity holders of AB InBev. A reconciliation of the profit before non-recurring items and discontinued operations, attributable to equity holders of AB InBev to the profit attributable to equity holders of AB InBev is calculated as follows:

For the six-month period ended 30 June Million US dollar	2020	2019 restated

Profit before non-recurring items and discontinued operations, attributable to equity holders of AB InBev	76	4 714
Non-recurring items, before taxes (refer to Note 7)	(2 796)	(103)
Non-recurring finance income/(cost), before taxes (refer to Note 8)	(1 388)	1 201
Non-recurring taxes (refer to Note 7)	107	(5)
Non-recurring non-controlling interest (refer to Note 7)	46	12
Profit from discontinued operations	2 055	236
Profit attributable to equity holders of AB InBev	(1 900)	6 055

1 In accordance with the guidance provided by IAS 33 Earnings per Share, for the 2020 calculation of Diluted EPS from continuing and discontinued operations and Diluted EPS from continuing operations these share options are anti-dilutive and have been disregarded.

The calculation of the Underlying EPS is based on the profit before non-recurring items, discontinued operations, mark-to-market gains/losses and hyperinflation impacts attributable to equity holders of AB InBev. A reconciliation of the profit before non-recurring items, discontinued operations, mark-to-market gains/losses and hyperinflation impacts, attributable to equity holders of AB InBev to the profit before non-recurring items and discontinued operations, attributable to equity holders of AB InBev, is calculated as follows:

For the six-month period ended 30 June Million US dollar	2020	2019 restated

Profit before non-recurring items, discontinued operations, mark-to-market gains/losses and hyperinflation impacts, attributable to equity holders of AB InBev	1 805	3 593
Mark-to-market (losses)/gains on certain derivatives related to the hedging of share-based payment programs (refer to Note 8)	(1 724)	1 124
Hyperinflation impacts	(5)	(3)
Profit before non-recurring items and discontinued operations, attributable to equity holders of AB InBev	76	4 714

The table below sets out the EPS calculation:

For the six-month period ended 30 June Million US dollar	2020	2019 restated

Profit attributable to equity holders of AB InBev	(1 900)	6 055
Weighted average number of ordinary and restricted shares	1 995	1 980
Basic EPS from continuing and discontinued operations	(0.95)	3.06

Profit from continuing operations attributable to equity holders of AB InBev	(3 955)	5 819
Weighted average number of ordinary and restricted shares	1 995	1 980
Basic EPS from continuing operations	(1.98)	2.94

Profit from continuing operations before non-recurring items and discontinued operations, attributable to equity holders of AB InBev	76	4 714
Weighted average number of ordinary and restricted shares	1 995	1 980
Basic EPS from continuing operations before non-recurring items	0.04	2.38

Profit before non-recurring items, discontinued operations, mark-to-market gains/losses and hyperinflation impacts, attributable to equity holders of AB InBev	1 805	3 593
Weighted average number of ordinary and restricted shares	1 995	1 980
Underlying EPS	0.90	1.81

Profit attributable to equity holders of AB InBev	(1 900)	6 055
Weighted average number of ordinary and restricted shares (diluted)[1]	1 995	2 011
Diluted EPS from continuing and discontinued operations	(0.95)	3.01

Profit from continuing operations attributable to equity holders of AB InBev	(3 955)	5 819
Weighted average number of ordinary and restricted shares (diluted)[1]	1 995	2 011
Diluted EPS from continuing operations	(1.98)	2.89

Profit from continuing operations before non-recurring items and discontinued operations, attributable to equity holders of AB InBev	76	4 714
Weighted average number of ordinary and restricted shares (diluted)	2 034	2 011
Diluted EPS from continuing operations before non-recurring items	0.04	2.34

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. For the calculation of Diluted EPS from continuing operations before non-recurring items, 72m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 30 June 2020 (30 June 2019: 64m share options).

1 In accordance with the guidance provided by IAS 33 Earnings per Share, for the 2020 calculation of Diluted EPS from continuing and discontinued operations and Diluted EPS from continuing operations these share options are anti-dilutive and have been disregarded.

19.	Interest-bearing loans and borrowings

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk - refer to Note 22 Risks arising from financial instruments.

Non-current liabilities Million US dollar	30 June 2020	31 December 2019

Secured bank loans	48	71
Unsecured bank loans	55	50
Unsecured bond issues	104 162	95 674
Unsecured other loans	81	77
Lease liabilities	1 688	1 692
Non-current interest-bearing loans and borrowings	106 034	97 564

Current liabilities Million US dollar	30 June 2020	31 December 2019

Secured bank loans	995	790
Commercial papers	3 072	1 599
Unsecured bank loans	133	135
Unsecured bond issues	1 916	2 532
Unsecured other loans	16	20
Lease liabilities	352	333
Current interest-bearing loans and borrowings	6 484	5 410

The current and non-current interest-bearing loans and borrowings amount to 112.5 billion US dollar as at 30 June 2020, compared to 103.0 billion US dollar as at 31 December 2019.

In March 2020, the company drew the full 9.0 billion US dollar commitment under the 2010 Senior Facilities Agreement, in order to proactively safeguard its liquidity position by holding cash on its balance sheet through the period of significant financial market volatility and uncertainty as a result of the COVID-19 virus pandemic. As at 30 June 2020, the revolving credit facilities have been repaid in full.

Commercial papers amount to 3.1 billion US dollar as at 30 June 2020 (31 December 2019: 1.6 billion US dollar) and include programs in US dollar and euro with a total authorized issuance up to 5.0 billion US dollar and 3.0 billion euro, respectively.

On 2 April 2020 and 3 April 2020, Anheuser-Busch InBev NV/SA (ABISA) and Anheuser-Busch InBev Worldwide Inc. (ABIWW) respectively, completed the issuance of the following series of bonds:

Issue date	Issuer (abbreviated)	Maturity date	Currency	Aggregate principal amount (in millions)	Interest rate

2 April 2020	ABISA	2 December 2027	EUR	1 000	2.125%
2 April 2020	ABISA	2 April 2032	EUR	1 750	2.875%
2 April 2020	ABISA	2 April 2040	EUR	1 750	3.700%
3 April 2020	ABIWW	1 June 2030	USD	1 750	3.500%
3 April 2020	ABIWW	1 June 2040	USD	1 000	4.350%
3 April 2020	ABIWW	1 June 2050	USD	2 250	4.500%
3 April 2020	ABIWW	1 June 2060	USD	1 000	4.600%

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors because it is one of the primary measures that AB InBev’s management uses when evaluating its progress towards deleveraging toward its optimal net debt to normalized EBITDA ratio of around 2x.

AB InBev’s net debt decreased to 87.4 billion US dollar as at 30 June 2020, from 95.5 billion US dollar as at 31 December 2019. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (3.4 billion US dollar increase of net debt), foreign exchange impact on net debt (0.1 billion US dollar decrease of net debt), settlement of derivatives (0.5 billion US dollar increase of net debt), dividend payments to shareholders of AB InBev and Ambev (1.2 billion US dollar) and the proceeds from the divestiture of the Australian business (10.8 billion US dollar decrease of net debt).

The following table provides a reconciliation of AB InBev’s net debt as at the dates indicated:

Million US dollar	30 June 2020	31 December 2019

Non-current interest-bearing loans and borrowings	106 034	97 564
Current interest-bearing loans and borrowings	6 484	5 410
Interest-bearing loans and borrowings	112 518	102 974

Bank overdrafts	153	68
Cash and cash equivalents	(25 018)	(7 238)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(142)	(146)
Debt securities (included within Investment securities)	(123)	(117)
Net debt	87 388	95 542

Reconciliation of liabilities arising from financing activities

The table below details changes in the company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be classified in the company’s consolidated cash flow statement from financing activities.

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long-term debt

Balance at 1 January 2020	97 564	5 410
Proceeds from borrowings	10 915	3 607
Payments on borrowings	-	(4 328)
Capitalization / (payment) of lease liabilities	290	(184)
Amortized cost (including interest on leases)	36	59
Unrealized foreign exchange effects	(680)	(147)
Current portion of long-term debt	(2 076)	2 076
Other movements	(15)	(9)
Balance at 30 June 2020	106 034	6 484

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long-term debt

Balance at 1 January 2019	106 997	4 584
Proceeds from borrowings	18 087	3 924
Payments on borrowings	(18 716)	(1 884)
Capitalization / (payment) of lease liabilities	321	(235)
Amortized cost (including interest on leases)	44	58
Unrealized foreign exchange effects	(363)	35
Current portion of long-term debt	(4 565)	4 565
Other movements	(133)	(83)
Balance at 30 June 2019	101 672	10 964

20.	Share-based payments[1]

Different share and share option programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev, Ambev or Budweiser APAC. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option. All the company share-based payment plans are equity-settled.

Share-based payment transactions resulted in a total income of 18m US dollar for the six-month period ended 30 June 2020 following the reversal of accrued cost for performance-related LTIs for which the conditions will not be met as a result of the COVID-19 pandemic. Share-based payments transactions resulted in a cost of 185m US dollar for the six-month period ended 30 June 2019.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Restricted Stock Units Plan for Directors

During the six-month period ended 30 June 2020 0.1m restricted stock units with an estimated fair value of 4m US dollar were granted to directors (30 June 2019: 0.1m with an estimated fair value of 4m US dollar).

Share-Based Compensation Plan for Executives

During the six-month period ended 30 June 2020, AB InBev issued 0.1m of matching restricted stock units in relation to bonuses granted to company employees and management (30 June 2019: 0.6m of matching restricted stock units). These matching restricted stock units are valued at the share price as of the grant date, represent a fair value of approximately 2m US dollar and cliff vest after five years (30 June 2019: 52m US dollar).

LTI Stock Option Plans for Executives

During the six-month period ended 30 June 2020, AB InBev issued 34.3m LTI stock options with an estimated fair value of 241m US dollar (30 June 2019: 1.0m LTI stock options with an estimated fair value of 11m US dollar). Out of these stock options, 3.6m stock options were granted to members of the Executive Committee (30 June 2019: 0.3m stock options).

LTI Restricted Stock Units Plans for Executives

AB InBev has specific long-term incentive programs in place, including:

●

Programs allowing for the offer of restricted stock units to certain employees in certain specific circumstances, e.g. as a special retention incentive or to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. In the six-month period ended 30 June 2020, 6.9m restricted stock units with an estimated fair value of 301m US dollar were granted under these programs (30 June 2019: nil). Out of these, 0.8m restricted stock units were granted to members of the Executive Committee (30 June 2019: nil).

●

A program allowing for the exceptional offer of restricted stock units to certain employees in order to provide a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, with the first series of the restricted stock units vesting after five years, and the second series vesting after ten years. Alternatively, under this program, the restricted stock units may be granted with a shorter vesting period of 2.5 to 3 years for the first series and 5 years for the second series of the restricted stock units. In the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. As at 2017, instead of restricted stock units, stock options may be granted under the program with similar vesting and forfeiture rules. Each option gives the grantee the right to purchase one existing AB InBev share. During the six-month period ended 30 June 2020, no restricted stock units nor stock options were granted (30 June 2019: 0.1m stock options with an estimated fair value of 2m US dollar).

●

A program allowing for certain employees to purchase company shares at a discount and that is aimed at providing a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) newly hired employees. The voluntary investment in company shares leads to the grant of an amount of matching restricted stock units or stock options which vest after 5 years. In the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. During the six-month period ended 30 June 2020, employees purchased 0.1m shares under this program for the equivalent of 1m US dollar (30 June 2019: 0.1m shares for the equivalent of 1m US dollar).

Performance related incentive plan for Disruptive Growth Function (ZX Ventures)

During the six-month period ended 30 June 2020, no performance units were granted to senior management of the Disruptive Growth Function (30 June 2019: 0.3m performance units). The value of the performance units will depend on the return of the Disruptive Growth business area.

These units vest after 5 years provided that a performance test is met. Specific forfeiture rules apply in the event that the executive leaves the company.

[1]	Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated.

Other programs

In order to maintain the consistency of benefits granted to executives and to encourage the international mobility of executives, an option exchange program can be executed whereby unvested options are exchanged for restricted shares that remain locked-up until 5 years after the end of the initial vesting period. The shares that result from the exercise of the options must in principle remain locked-up until 31 December 2023. During the six-month period ended 30 June 2020, no options were exchanged for ordinary blocked shares (30 June 2019: nil).

The Board has also approved the early release of vesting conditions of unvested stock options or restricted stock units that are vesting within 6 months of the executives’ relocation. The shares that result from the early exercise of the options or the early vesting of the restricted stock units must remain blocked until the end of the initial vesting period. During the six-month period ended 30 June 2020, there was no vesting acceleration of stock options nor restricted stock units under this program for members of the senior management (30 June 2019: 0.1m stock options and restricted stock units).

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Since 2018, Ambev has had in place a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 1.6m restricted stock units in the six-month period ended 30 June 2020 with an estimated fair value of 6m US dollar (30 June 2019: 3.8m restricted stock units with an estimated fair value of 15m US dollar).

As at 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in the future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In the six-month period ended 30 June 2020, no LTI stock options were granted (30 June 2019: 1.4m LTI stock options with an estimated fair value of 2m US dollar).

BUDWEISER APAC SHARE-BASED COMPENSATION PROGRAM

LTI Stock Option Plans for Executives

In December 2019, Budweiser APAC set up a new long-term incentive plan in which certain employees are eligible for an annual grant to be paid out in Budweiser APAC stock options (or, in the future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In the six-month period ended 30 June 2020, Budweiser APAC granted 69.7m stock options with an estimated fair value of 52m US dollar.

Discretionary Restricted Stock Units Plan

In December 2019, Budweiser APAC set up a new discretionary restricted stock units plan which allows for the offer of restricted stock units to certain employees in certain specific circumstances, at the discretion of the Board, e.g. as a special retention incentive. The restricted stock units vest after three to five years and in the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. In the six-month period ended 30 June 2020, 29.7m restricted stock units with an estimated fair value of 84m US dollar were granted under this program to a selected number of employees.

Share-Based Compensation Plan

In March 2020, Budweiser APAC set up a program allowing for certain employees to invest some or all of their variable compensation in Budweiser APAC shares (Voluntary Shares). As an additional reward, employees who invest in Voluntary Shares also receive a company shares match of three matching shares for each Voluntary Share invested up to a limited total percentage of each employee’s variable compensation. During the six-month period ended 30 June 2020, Budweiser APAC issued 0.2 million matching restricted stock units in relation to bonuses granted to Budweiser APAC employees. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 1m US dollar and cliff vest after five years.

People Bet Plan

In March 2020, Budweiser APAC set up a program allowing for certain employees to purchase Budweiser APAC shares at a discount which is aimed at providing a long-term retention incentive for high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”). The voluntary investment in company shares leads to the grant of an amount of matching restricted stock units which vest after 5 years. In the event that an employee’s service is terminated before the vesting date, special forfeiture rules apply. During the six-month period ended 30 June 2020, 0.6 million restricted stock units with an estimated fair value of 2m US dollar were granted under this program to a selected number of Budweiser APAC employees.

21.	Trade and other payables

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2020	31 December 2019

Indirect taxes payable	118	174
Trade payables	167	237
Deferred consideration on acquisitions	1 194	1 418
Other payables	139	113
Non-current trade and other payables	1 619	1 943

CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2020	31 December 2019

Trade payables and accrued expenses	12 207	15 876
Payroll and social security payables	646	736
Indirect taxes payable	2 627	2 708
Interest payable	1 560	1 679
Consigned packaging	1 014	1 106
Dividends payable	342	338
Deferred income	19	21
Deferred consideration on acquisitions	229	221
Other payables	213	179
Current trade and other payables	18 857	22 864

As at 30 June 2020, deferred consideration on acquisitions is mainly comprised of 0.7 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev and ELJ, which may result in Ambev acquiring additional shares in Cervecería Nacional Dominicana S.A. (“CND”) (31 December 2019: 0.7 billion US dollar).

22.	Risks arising from financial instruments

FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Set out below is an overview of financial assets1 held by the company as at the dates indicated:

Million US dollar	30 June 2020	31 December 2019

Debt instruments at amortized cost
Trade and other receivables	4 741	5 444

Debt instruments at fair value through OCI
Unquoted debt	21	25

Debt instruments at fair value through profit or loss
Quoted debt	102	91

Equity instruments at fair value through OCI
Unquoted companies	92	85

Financial assets at fair value through profit or loss

Derivatives not designated in hedge accounting relationships:
Equity swaps	5	17
Interest rate swaps	101	18
Cross currency interest rate swaps	275	157

Derivatives designated in hedge accounting relationships:
Foreign exchange forward contracts	437	112
Foreign currency futures	1	7

Commodities	24	52

	5 799	6 009
Of which:
Non-current	914	883
Current	4 885	5 126

[1]	Cash and short-term deposits are not included in this overview.

Set out below is an overview of financial liabilities held by the company as at the dates indicated:

Million US dollar	30 June 2020	31 December 2019

Financial liabilities at fair value through profit or loss

Derivatives not designated in hedge accounting relationships:
Equity swaps	6 350	3 146
Cross currency interest rate swaps	47	140
Other derivatives	9	156

Derivatives designated in hedge accounting relationships:
Foreign exchange forward contracts	84	435
Cross currency interest rate swaps	69	35
Interest rate swaps	-	4
Commodities	250	97
Equity swaps	54	31
Other derivatives	2	107

Financial liabilities at amortized cost

Trade and other payables	17 085	21 189

Non-current interest-bearing loans and borrowings:
Secured bank loans	48	71
Unsecured bank loans	55	50
Unsecured bond issues	104 162	95 674
Unsecured other loans	81	77
Lease liabilities	1 688	1 692

Current interest-bearing loans and borrowings:
Secured bank loans	995	790
Unsecured bank loans	133	135
Unsecured bond issues	1 916	2 532
Unsecured other loans	16	20
Commercial paper	3 072	1 599
Bank overdrafts	153	68
Lease liabilities	352	333

	136 620	128 381
Of which:
Non-current	109 995	99 684
Current	26 625	28 696

DERIVATIVES

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on a combined basis and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

AB InBev’s primarily uses the following derivative instruments: foreign currency rate agreements, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps.

The table below provides an overview of the notional amounts of derivatives outstanding as at the dates indicated by maturity bucket.

	30 June 2020					31 December 2019
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years

Foreign currency
Forward exchange contracts	9 713	752	-	-	-	21 216	36	-	-	-
Foreign currency futures	1 306	-	-	-	-	1 359	723	-	-	-

Interest rate
Interest rate swaps	-	1 500	1 000	-	-	750	-	1 500	1 000	-
Cross currency interest rate swaps	-20	4 342	2 100	-	666	15	513	5 445	500	668
Other interest rate derivatives	-	-	-	-	-	-	-	-	-	565

Commodities
Aluminum swaps	1 337	5	-	-	-	1 411	22	-	-	-
Other commodity derivatives	622	-	-	-	-	771	20	-	-	-

Equity
Equity derivatives	7 904	3 610	-	-	-	11 638	-	-	-	-

The decrease in the forward exchange contracts is primarily driven by the maturity of the hedges related to the disposal of the Australian operations.

FOREIGN CURRENCY RISK

AB InBev is subject to foreign currency risk when contracts are denominated in a currency other than the functional currency of the entity. This includes borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income. To manage foreign currency risk the company uses mainly foreign currency rate agreements, exchange traded foreign currency futures and cross currency interest rate swaps.

FOREIGN EXCHANGE RISK ON OPERATING ACTIVITIES

AB InBev’s policy is to hedge operating transactions which are reasonably expected to occur (e.g. cost of goods sold and selling, general & administrative expenses) within the forecast period determined in the financial risk management policy. Operating transactions that are considered certain to occur are hedged without any time limits. Non-operating transactions (such as acquisitions and disposals of subsidiaries) are hedged as soon as they are highly probable.

The table below shows the company’s main net foreign currency positions for firm commitments and forecasted transactions for the most important currency pairs. The open positions are the result of the application of AB InBev’s risk management policy. Positive amounts indicate that the company is long (net future cash inflows) in the first currency of the currency pair while negative amounts indicate that the company is short (net future cash outflows) in the first currency of the currency pair. The second currency of the currency pairs listed is the functional currency of the related subsidiary.

	30 June 2020			31 December 2019
	Total	Total	Open	Total	Total	Open

Million US dollar	exposure	hedges	position	exposure	hedges	position

Euro/Canadian dollar	(44)	35	(9)	(52)	39	(13)
Euro/Mexican peso	(119)	85	(34)	(151)	156	5
Euro/Pound sterling	(135)	101	(34)	(126)	124	(2)
Euro/South African rand	(83)	66	(17)	(99)	95	(4)
Euro/South Korean won	(31)	40	9	(49)	46	(3)
Euro/US dollar	(340)	299	(41)	(409)	337	(72)
Mexican peso/Euro	(145)	133	(12)	(178)	161	(17)
Pound sterling/Euro	(40)	37	(3)	(39)	40	1
US dollar/Argentinian peso	(539)	494	(45)	(531)	510	(21)
US dollar/Australian dollar	-	-	-	(216)	204	(12)
US dollar/Bolivian boliviano	(59)	66	7	(69)	70	1
US dollar/Brazilian real	(1 410)	1 258	(152)	(1 443)	1 447	4
US dollar/Canadian dollar	(340)	268	(72)	(287)	295	8
US dollar/Chilean peso	(109)	103	(6)	(109)	102	(7)
US dollar/Chinese yuan	(198)	194	(4)	(230)	191	(39)
US dollar/Colombian peso	(306)	272	(34)	(278)	272	(6)
US dollar/Euro	(81)	104	23	(108)	113	5
US dollar/Mexican peso	(986)	852	(134)	(1 105)	903	(202)
US dollar/Paraguayan guarani	(120)	119	(1)	(124)	130	6
US dollar/Peruvian nuevo sol	(249)	189	(60)	(243)	205	(38)
US dollar/South African rand	(108)	48	(60)	(28)	31	3
US dollar/South Korean won	(65)	84	19	(88)	99	11
US dollar/Uruguayan peso	(41)	39	(2)	(41)	41	-
Others	(188)	171	(17)	(317)	250	(67)

Further analysis on the impact of open currency exposures is performed in the currency sensitivity analysis below.

Hedges of firm commitments and highly probable forecasted transactions denominated in foreign currency are designated as cash flow hedges.

Foreign exchange risk on foreign currency denominated debt

It is AB InBev’s policy to have the debt in the subsidiaries as much as possible linked to the functional currency of the subsidiary. To the extent this is not the case, foreign exchange risk is managed through the use of derivatives unless the cost to hedge outweighs the benefits. Interest rate decisions and currency mix of debt and cash are decided on a global basis and take into consideration the holistic risk management approach.

A description of the foreign currency risk hedging of debt instruments issued in a currency other than the functional currency of the subsidiary is further detailed in the Interest Rate Risk section below.

Currency sensitivity analysis

Currency transactional risk

Most of AB InBev’s non-derivative financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. Where illiquidity in the local market prevents hedging at a reasonable cost, the company can have open positions. The transactional foreign currency risk mainly arises from open positions in Brazilian real, Mexican peso, Canadian dollar, Peruvian nuevo sol and South African rand against the US dollar and the euro. AB InBev estimated the reasonably possible change of exchange rate, on the basis of the average volatility on the open currency pairs, as follows:

	2020

	Closing rate 30 June 2020	Possible closing rate[1]	Volatility of rates in %

Euro/Mexican peso	25.72	21.30 – 30.14	17.18%
Euro/Pound sterling	0.91	0.83 – 0.99	9.04%
Euro/South Korean won	1 345.90	1 199.03 – 1 492.76	10.91%
Euro/US dollar	1.12	1.04 – 1.20	6.97%
Pound sterling/US dollar	1.23	1.09 – 1.36	10.94%
US dollar/Brazilian real	5.48	4.44 – 6.51	18.93%
US dollar/Chinese yuan	7.07	6.64 – 7.51	6.10%
US dollar/Colombian peso	3 752.17	3 177.73 – 4 326.62	15.31%
US dollar/Euro	0.89	0.83 – 0.96	6.97%
US dollar/Mexican peso	22.97	19.05 – 26.89	17.06%
US dollar/Nigerian naira	387.09	347.85 – 426.33	10.14%
US dollar/Peruvian nuevo sol	3.51	3.28 – 3.75	6.72%
US dollar/South African rand	17.36	14.59 – 20.14	15.97%
US dollar/South Korean won	1 201.91	1 043.87 – 1 359.95	13.15%
US dollar/Tanzanian shilling	2 313.52	2 228.23 – 2 398.80	3.69%
US dollar/Zambian kwacha	18.14	14.26 – 22.02	21.38%

	2019

	Closing rate 31 December 2019	Possible closing rate[2]	Volatility of rates in %

Euro/Mexican peso	21.17	19.28 – 23.06	8.92%
Euro/Pound sterling	0.85	0.79 – 0.91	7.35%
Euro/South Korean won	1 297.02	1 216.94 – 1 377.10	6.17%
Euro/US dollar	1.12	1.07 – 1.18	4.69%
Pound sterling/US dollar	1.32	1.21 – 1.43	8.08%
US dollar/Australian dollar	1.42	1.33 – 1.52	6.70%
US dollar/Chinese yuan	6.96	6.62 – 7.30	4.86%
US dollar/Colombian peso	3 272.63	2 935.33 – 3 609.92	10.31%
US dollar/Euro	0.89	0.85 – 0.93	4.69%
US dollar/Mexican peso	18.85	17.25 – 20.44	8.48%
US dollar/Nigerian naira	362.59	350.58 – 374.60	3.31%
US dollar/Peruvian nuevo sol	3.32	3.17 – 3.47	4.50%
US dollar/South African rand	14.04	12.26 – 15.83	12.74%
US dollar/South Korean won	1 154.55	1 064.67 – 1 244.42	7.78%
US dollar/Tanzanian shilling	2 300.14	2 186.57 – 2 413.71	4.94%
US dollar/Zambian kwacha	14.02	11.24 – 16.81	19.85%

In case the open positions in Brazilian real, Mexican peso, Canadian dollar, Peruvian nuevo sol and South African rand as of 30 June 2020 remain unchanged, considering the volatility mentioned above and all other variables held constant, these currencies could lead to an increase/decrease on the consolidated profit before tax from continuing operations of approximately 80m US dollar over the next 12 months (31 December 2019: 35m US dollar).

Additionally, the AB InBev sensitivity analysis1 to the foreign exchange rates on its total derivatives positions as of 30 June 2020, shows a positive/negative pre-tax impact on equity reserves of 727m US dollar (548m US dollar in 2019).

Foreign exchange risk on net investments in foreign operations

AB InBev mitigates exposures of its investments in foreign operations using both derivative and non-derivative financial instruments as hedging instruments.

1 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 30 June 2020.

2 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2019.

As of 30 June 2020, designated derivative and non-derivative financial instruments in net investment hedges amount to 14 694m US dollar equivalent (31 December 2019: 15 522m US dollar) in Holding companies and approximately 814m US dollar equivalent at Ambev level (31 December 2019: 732m US dollar). These instruments hedge foreign operations with Canadian dollar, Chinese yuan, Dominican peso, euro, Mexican peso, pound sterling, South African rand, South Korean won and US dollar functional currencies.

INTEREST RATE RISK

The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of AB InBev’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, while taking into account market conditions as well as AB InBev’s overall business strategy.

Fair value hedges

US dollar fixed rate bond hedges (interest rate risk on borrowings in US dollar)

The company manages and reduces the impact of changes in the US dollar interest rates on the fair value of certain fixed rate bonds with an aggregate principal amount of 1.0 billion US dollar through fixed/floating interest rate swaps. These derivative instruments have been designated in a fair value hedge accounting relationship.

Cash flow hedges

Pound sterling bond hedges (foreign currency risk + interest rate risk on borrowings in pound sterling)

In September 2013, the company issued a pound sterling bond for 500m pound sterling at a rate of 4.00% per year and maturing in September 2025. The impact of changes in the pound sterling exchange rate and interest rate on this bond is managed and reduced through pound sterling fixed/euro fixed cross currency interest rate swaps. These derivative instruments have been designated in a cash flow hedge accounting.

Interest rate sensitivity analysis

The table below reflects the effective interest rates of interest-bearing financial liabilities at balance sheet date as well as the currency in which the debt is denominated.

30 June 2020	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Australian dollar	1.07%	205	-	-
Brazilian real	4.86%	276	4.86%	276
Canadian dollar	3.21%	145	3.21%	145
Euro	0.09%	4 648	0.09%	4 648
US dollar	1.67%	1 066	2.03%	3 491
Other	15.47%	309	12.57%	589
		6 649		9 149

Fixed rate
Australian dollar	3.71%	1 606	-	-
Brazilian real	8.07%	560	8.07%	560
Canadian dollar	3.15%	1 958	3.15%	1 958
Euro	2.02%	29 335	1.73%	31 549
Pound sterling	3.82%	4 063	3.79%	3 449
South Korean won	-	-	2.46%	1 016
US dollar	4.78%	68 146	4.90%	64 593
Other	13.76%	354	12.84%	398
		106 022		103 522

31 December 2019	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Australian dollar	1.87%	210	1.87%	210
Brazilian real	9.33%	43	9.33%	43
Euro	0.08%	4 214	0.08%	4 214
US dollar	2.36%	1 749	2.85%	4 269
Other	9.82%	225	4.46%	954
		6 441		9 690

Fixed rate
Australian dollar	3.71%	1 647	3.71%	1 647
Brazilian real	9.00%	544	9.00%	544
Canadian dollar	3.16%	2 055	3.16%	2 055
Euro	1.82%	25 346	1.82%	29 338
Pound sterling	3.82%	4 373	3.79%	3 713
South Korean won	3.37%	15	2.46%	1 015
US dollar	4.83%	62 205	5.02%	54 551
Other	7.31%	416	6.95%	489
		96 601		93 352

At 30 June 2020, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging as listed above includes bank overdrafts of 153m US dollar (31 December 2019: 68m US dollar).

As disclosed in the above table, 6 649m US dollar or 5.9% of the company’s interest-bearing financial liabilities bears interest at a variable rate. The company estimated that the reasonably possible change of the market interest rates applicable to its floating rate debt after hedging is as follows:

	2020
	Interest rate 30 June 2020[1]	Possible interest rate[2]	Volatility of rates in %

Brazilian real	2.35%	1.95% - 2.74%	16.99%
Euro	-	-	17.24%
US dollar	0.30%	0.12% - 0.47%	59.52%

	2019
	Interest rate 31 December 2019[1]	Possible interest rate[2]	Volatility of rates in %

Brazilian real	4.42%	3.32% - 5.52%	24.88%
Euro	-	-	6.43%
US dollar	1.91%	1.51% - 2.30%	20.66%

When AB InBev applies the reasonably possible increase/decrease in the market interest rates mentioned above on its floating rate debt at 30 June 2020, with all other variables held constant, 2020 interest expense would have been 5m US dollar higher/lower (2019: 16m US dollar). This effect would be more than offset by 72m US dollar higher/lower interest income on AB InBev’s interest-bearing financial assets (2019: 22m US dollar).

COMMODITY PRICE RISK

The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to manage the exposure to the price volatility. The most significant commodity exposures as of 30 June 2020 are included in the table below (expressed in outstanding notional amounts):

Million US dollar	30 June 2020	31 December 2019

Aluminum swaps	1 342	1 449
Exchange traded sugar futures	57	54
Natural gas and energy derivatives	150	256
Corn swaps	202	195
Exchange traded wheat futures	7	20
Rice swaps	168	328
Plastic derivatives	38	59
	1 964	2 360

Commodity price sensitivity analysis

The impact of changes in the commodity prices would have an immaterial impact on AB InBev’s profit in 2020 profits as most of the company’s exposure is hedged using derivative contracts and designated in hedge accounting in accordance with IFRS 9 rules.

The tables below show the estimated impact that changes in the price of the commodities, for which AB InBev held material derivative exposures at 30 June 2020 and 31 December 2019, would have on the equity reserves.

	2020
	Volatility of prices in %[3]	Pre-tax impact on equity
Million US dollar		Prices increase	Prices decrease
Aluminum	13.45%	181	(181)
Sugar	29.15%	17	(17)
Energy	46.26%	69	(69)
Corn	28.23%	57	(57)
Wheat	24.27%	2	(2)
Rice	35.60%	60	(60)
Plastic	28.63%	11	(11)

1 Applicable 3-month InterBank Offered Rates as of 30 June 2020 and as of 31 December 2019.

2 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 30 June 2020 and at December 2019. For the Brazilian real floating rate debt, the estimated market interest rate is composed of the InterBank Deposit Certificate (‘CDI’) and the Long-Term Interest Rate (‘TJLP’). With regard to other market interest rates, the company’s analysis is based on the 3-month InterBank Offered Rates applicable for the currencies concerned (e.g. EURIBOR 3M, LIBOR 3M).

3 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 30 June 2020.

	2019
	Volatility of prices in %[1]	Pre-tax impact on equity
Million US dollar		Prices increase	Prices decrease

Aluminum	21.78%	312	(312)
Sugar	29.73%	16	(16)
Energy	25.86%	66	(66)
Corn	21.74%	42	(42)
Wheat	30.30%	6	(6)
Rice	22.64%	47	(47)
Plastic	24.03%	14	(14)

EQUITY PRICE RISK

AB InBev enters into derivatives to hedge the price risk on its shares when such risk could negatively impact future cash flows related to the share-based payments programs. AB InBev also hedges its exposure arising from shares issued in connection with the Modelo and SAB combination (see also Note 8 Finance cost and income). These derivatives do not qualify for hedge accounting and the changes in fair value are recorded in the profit or loss.

As at 30 June 2020, an exposure for an equivalent of 100.5m of AB InBev shares was hedged, resulting in a total loss of 3.2 billion US dollar recognized in the profit or loss account for the period, of which (1 724)m US dollar related to the company’s share-based payment programs, (729)m US dollar and (709)m US dollar related to the Modelo and SAB transactions, respectively.

Between 2012 and 2018, AB InBev reset certain equity derivatives to market price with counterparties. This resulted in a net cash inflow of 2.9 billion US dollar between 2012 and 2018 and, accordingly, a decrease of counterparty risk.

Equity price sensitivity analysis

The sensitivity analysis on the share-based payments hedging program, calculated based on a 51.04% (2019: 25.20%) reasonably possible volatility of the AB InBev share price, with all the other variables held constant, would show 2 521m US dollar positive/negative impact on the 2020 profit before tax (2019: 2 066m US dollar).

CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e. where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

AB InBev mitigates its exposure through a variety of mechanisms. It has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade rating. The company monitors counterparty credit exposures closely and reviews any external downgrade in credit rating immediately. To mitigate pre-settlement risk, counterparty minimum credit standards become more stringent with increases in the duration of the derivatives. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with different financial institutions.

The company also has master netting agreements with all of the financial institutions that are counterparties to over the counter (OTC) derivatives. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the impact of the risk of counterparty default as at 30 June 2020 to be limited.

The impairment loss recognized in the first six months of 2020 includes AB InBev’s estimate of overdue receivables the company will not be able to collect from defaulting customers as a result of the COVID-19 pandemic before year end 2020.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	2020			2019
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount

Investment in unquoted companies	99	(7)	92	92	(7)	85
Investment in debt securities	123	-	123	117	-	117
Trade receivables	3 730	(265)	3 465	4 219	(173)	4 046
Cash deposits for guarantees	170	-	170	219	-	219
Loans to customers	135	-	135	177	-	177
Other receivables	1 484	(93)	1 391	1 666	(103)	1 563
Derivatives	842	-	842	362	-	362
Cash and cash equivalents	25 018	-	25 018	7 238	-	7 238
	31 601	(365)	31 236	14 090	(283)	13 807

1 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 30 June 2020.

There was no significant concentration of credit risks with any single counterparty per 30 June 2020 and no single customer represented more than 10% of the total revenue of the group in 2020.

Impairment losses

The allowance for impairment recognized during the period per classes of financial assets was as follows:

	2020
Million US dollar	Trade receivables	FVOCI	Other receivables	Total

Balance at 1 January	(173)	(7)	(103)	(283)
Impairment losses	(115)	-	(7)	(122)
Derecognition	3	-	6	9
Currency translation and other	20	-	11	31
Balance at 30 June	(265)	(7)	(93)	(365)

	2019
Million US dollar	Trade receivables	FVOCI	Other receivables	Total

Balance at 1 January	(160)	(7)	(106)	(273)
Impairment losses	(51)	-	(30)	(81)
Derecognition	26	-	31	57
Currency translation and other	12	-	2	14
Balance at 31 December	(173)	(7)	(103)	(283)

LIQUIDITY RISK

Historically, AB InBev’s primary sources of cash flow have been cash flows from operating activities, the issuance of debt, bank borrowings and equity securities. AB InBev’s material cash requirements have included the following:

●	Debt servicing;

●	Capital expenditures;

●	Investments in companies;

●	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;

●	Share buyback programs; and

●	Payments of dividends and interest on shareholders’ equity.

The company believes that cash flows from operating activities, available cash and cash equivalents as well as short term investments, along with related derivatives and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative liabilities:

	30 June 2020
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(1 043)	(1 080)	(1 017)	(16)	(12)	(12)	(23)
Commercial papers	(3 072)	(3 072)	(3 072)	-	-	-	-
Unsecured bank loans	(188)	(196)	(138)	(58)	-	-	-
Unsecured bond issues	(106 078)	(180 259)	(5 647)	(7 201)	(10 042)	(20 065)	(137 304)
Unsecured other loans	(97)	(129)	(21)	(14)	(8)	(5)	(81)
Lease liabilities	(2 040)	(2 304)	(419)	(393)	(278)	(401)	(813)
Bank overdraft	(153)	(153)	(153)	-	-	-	-
Trade and other payables	(20 476)	(20 697)	(18 845)	(1 182)	(178)	(183)	(309)
	(133 147)	(207 890)	(29 312)	(8 864)	(10 518)	(20 666)	(138 530)

Derivative financial liabilities
Interest rate derivatives	-	-	-	-	-	-	-
Foreign exchange derivatives	(95)	(95)	(95)	-	-	-	-
Cross currency interest rate swaps	(116)	(182)	-	(108)	-	-	(74)
Commodity derivatives	(250)	(250)	(250)	-	-	-	-
Equity derivatives	(6 404)	(6 440)	(4 372)	(2 068)	-	-	-
	(6 864)	(6 967)	(4 717)	(2 176)	-	-	(74)

Of which: related to cash flow hedges	(498)	(498)	(424)	-	-	-	(74)

	31 December 2019
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(861)	(890)	(795)	(18)	(18)	(22)	(37)
Commercial papers	(1 599)	(1 599)	(1 599)	-	-	-	-
Unsecured bank loans	(185)	(188)	(140)	(47)	(1)	-	-
Unsecured bond issues	(98 206)	(165 424)	(5 513)	(6 415)	(6 518)	(18 605)	(128 373)
Unsecured other loans	(98)	(131)	(27)	(17)	(9)	(5)	(73)
Lease liabilities	(2 025)	(2 338)	(404)	(350)	(243)	(285)	(1 056)
Bank overdraft	(68)	(68)	(68)	-	-	-	-
Trade and other payables	(24 806)	(25 152)	(22 861)	(1 227)	(472)	(165)	(427)
	(127 848)	(195 790)	(31 407)	(8 074)	(7 261)	(19 082)	(129 966)

Derivative financial liabilities
Interest rate derivatives	(102)	(103)	(7)	(1)	(1)	3	(97)
Foreign exchange derivatives	(600)	(600)	(600)	-	-	-	-
Cross currency interest rate swaps	(175)	(187)	75	(285)	6	75	(58)
Commodity derivatives	(97)	(97)	(97)	-	-	-	-
Equity derivatives	(3 177)	(3 177)	(3 177)	-	-	-
	(4 151)	(4 164)	(3 806)	(286)	5	78	(155)

Of which: related to cash flow hedges	(448)	(448)	(408)	5	3	5	(53)

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

CAPITAL MANAGEMENT

AB InBev continuously optimizes its capital structure to maximize shareholder value while keeping the financial flexibility to execute strategic projects. AB InBev’s capital structure policy and framework aims to optimize shareholder value through cash flow distribution to the company from its subsidiaries, while maintaining an investment-grade rating and minimizing investments with returns below AB InBev’s weighted average cost of capital. Besides the statutory minimum equity funding requirements that apply to the company’s subsidiaries in the different countries, AB InBev is not subject to any externally imposed capital requirements. Management uses the same debt/equity classifications as applied in the company’s IFRS reporting to analyze the capital structure.

FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	30 June 2020	31 December 2019	30 June 2020	31 December 2019	30 June 2020	31 December 2019

Foreign currency
Forward exchange contracts	437	112	(93)	(590)	344	(478)
Foreign currency futures	1	7	(2)	(9)	(1)	(2)

Interest rate
Interest rate swaps	101	18	-	(6)	101	12
Cross currency interest rate swaps	275	157	(115)	(175)	160	(18)
Other interest rate derivatives	-	-	-	(97)	-	(97)

Commodities
Aluminum swaps	7	15	(169)	(61)	(162)	(46)
Sugar futures	1	2	(3)	(2)	(2)	-
Wheat futures	1	14	(1)	(9)	-	5
Energy	5	8	(40)	(11)	(35)	(3)
Other commodity derivatives	10	13	(37)	(14)	(27)	(1)

Equity
Equity derivatives	5	17	(6 404)	(3 177)	(6 399)	(3 160)

	842	362	(6 864)	(4 151)	(6 022)	(3 789)
Of which:
Non-current	297	132	(2 460)	(352)	(2 163)	(220)
Current	545	230	(4 404)	(3 799)	(3 859)	(3 569)

The following table summarizes the carrying amount and the fair value of the fixed rate interest-bearing financial liabilities as recognized at the balance sheet. Floating rate interest-bearing financial liabilities, trade and other receivables and trade and other payables, including derivatives financial instruments, have been excluded from the analysis as their carrying amount is a reasonable approximation of their fair value:

Interest-bearing financial liabilities Million US dollar	2020 Carrying amount[1]	2020 Fair value	2019 Carrying amount[1]	2019 Fair value
Fixed rate
Australian dollar	(1 606)	(1 697)	(1 647)	(1 748)
Brazilian real	(560)	(560)	(544)	(542)
Canadian dollar	(1 958)	(1 985)	(2 055)	(2 046)
Euro	(29 335)	(30 868)	(25 346)	(30 365)
Pound sterling	(4 063)	(4 507)	(4 373)	(4 816)
US dollar	(68 146)	(83 644)	(62 205)	(74 035)
Other	(354)	(354)	(431)	(431)
	(106 022)	(123 615)	(96 601)	(113 983)

1 “Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

The table sets out the fair value hierarchy based on the degree to which significant market inputs are observable:

Fair value hierarchy 30 June 2020 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	-	9	-
Derivatives at fair value through profit and loss	-	312	-
Derivatives in a cash flow hedge relationship	85	227	-
Derivatives in a fair value hedge relationship	-	91	-
Derivatives in a net investment hedge relationship	-	127	-
	85	766	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	1 423
Derivatives at fair value through profit and loss	-	6 406	-
Derivatives in a cash flow hedge relationship	20	438	-
	20	6 844	1 423

Fair value hierarchy 31 December 2019 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	2	9	-
Derivatives at fair value through profit and loss	-	119	-
Derivatives in a cash flow hedge relationship	17	153	-
Derivatives in a fair value hedge relationship	-	19	-
Derivatives in a net investment hedge relationship	-	54	-
	19	354
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	1 639
Derivatives at fair value through profit and loss	-	3 441	-
Derivatives in a cash flow hedge relationship	21	586	-
Derivatives in a fair value hedge relationship	-	103	-
	21	4 130	1 639

Non-derivative financial liabilities

As part of the 2012 shareholders agreement between Ambev and ELJ, following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a forward-purchase contract (i.e. combination of a written put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. As at 30 June 2020, the put option on the remaining shares held by ELJ was valued at 0.7 billion US dollar (31 December 2019: 0.7 billion US dollar) and recognized as a deferred consideration on acquisitions at fair value in the “level 3” category above. The fair value of such deferred consideration is calculated using present value techniques, namely by discounting futures cash flows at the appropriate rate.

OFFSETTING FINANCIAL ASSETS AND LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	30 June 2020
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount

Derivative assets	842	842	(837)	5
Derivative liabilities	(6 864)	(6 864)	837	(6 027)

	31 December 2019
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount

Derivative assets	362	362	(352)	10
Derivative liabilities	(4 151)	(4 151)	352	(3 799)

[1]	Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules.
[2]	Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules.

23.	Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other

In the six-month period ended 30 June 2020, there were no significant changes in collateral and contractual commitments to purchase property, plant and equipment and other, besides those described below, as compared to 31 December 2019.

Following the combination with SAB in 2016, AB InBev decided to maintain the SAB Zenzele share-scheme (Zenzele Scheme), the broad-based black economic empowerment (B-BBEE) scheme which provided opportunities for black South Africans, including employees (through The SAB Zenzele Employee Trust), SAB retailers (through SAB Zenzele Holdings Limited) and The SAB Foundation, to participate as shareholders of AB InBev’s indirect subsidiary, The South African Breweries Pty Ltd (SAB). The Zenzele Scheme, originally implemented by SAB in 2010 as a 10-year scheme, was amended at the time of the combination with SAB and matured on 31 March 2020.

Obligations to the SAB Foundation and the employees as beneficiaries of The SAB Zenzele Employee Share Trust were settled in full on 15 April 2020. The obligations to SAB retailers, who participate in the Zenzele Scheme through SAB Zenzele Holdings, were partially settled (77.4%) on 15 April 2020. As a direct consequence of the COVID-19 outbreak the remaining settlement was postponed, and it is now intended that the SAB retailers will receive the balance of their entitlement (22.6%) on or before 31 March 2021, at which time AB InBev and SAB will implement the new scheme as described below.

In total, 10.8 million AB InBev Treasury shares with a total value of 8.6 billion ZAR (491m US dollar) were used to settle the obligations to the participants of the Zenzele Scheme.

As part of the combination, AB InBev made a commitment to the South African Government and Competition Authorities to create a new B-BBEE scheme upon maturity of the Zenzele Scheme in 2020. In order to create the new B-BBEE scheme, the following steps will be undertaken:

●

The new scheme will be implemented through the listing of a special purpose company, which will be called SAB Zenzele Kabili Holdings Limited (Zenzele Kabili) on the segment of the Johannesburg Stock Exchange’s Main Board on which an issuer may list its B-BBEE shares;

●	Zenzele Kabili will hold unencumbered AB InBev shares;

●	Existing Zenzele participants (employees, SAB retailers and The SAB Foundation) will be given an option to reinvest a portion of their Zenzele payout into Zenzele Kabili;

●	A new Employee Share Plan, funded by AB InBev, will subscribe for shares in Zenzele Kabili.

The settlement of the balance of the SAB Retailers entitlement and the new B-BBEE scheme is estimated to require approximately 5.5 billion ZAR (0.3 billion US dollar1) in facilitation and notional vendor funding. The settlement would be equivalent to 6.5 million AB InBev shares based on the AB InBev share price and the ZAR Euro exchange rate as at 30 June 20202. It is the intention that AB InBev Treasury shares will be used for the settlement of the new B-BBEE scheme. This scheme arrangement meets the criteria under IFRS 2 to be classified as equity settled.

24.	Contingencies[3]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev’s management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below.

AMBEV TAX MATTERS

As of 30 June 2020, AB InBev’s material tax proceedings are related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	30 June 2020	31 December 2019

Income tax and social contribution	8 366	10 781
Value-added and excise taxes	4 179	5 514
Other taxes	867	1 018
	13 412	17 313

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

Foreign Earnings

Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax Authorities relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels of the courts in Brazil.

[1]	Converted at the June 2020 closing rate.
[2]	Assuming the June 2020 closing share price of 43.87 euro per share and 30 June 2020 ZAR per Euro exchange rate of 19.442392.
[3]	Amounts have been converted to US dollar at the closing rate of the respective period.

The administrative proceedings have resulted in partially favorable decisions, which are still subject to review by the administrative court. In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first level decisions, which remain subject to review by the second-level judicial court.

The amount related to this uncertain tax position as of 30 June 2020 is approximately 7.3 billion Brazilian real (1.3 billion US dollar) and Ambev has not recorded any provisions in connection therewith as it considers the chance of loss to be possible. For proceedings where it considers the chance of loss to be probable, Ambev has recorded a provision in the total amount of 53 million Brazilian real (10 million US dollar).

Goodwill InBev Holding

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the InBev Holding Brasil S.A. merger with Ambev. The decision rendered by the Lower Administrative Court was partially favorable to Ambev. Ambev filed a judicial proceeding to discuss the unfavorable portion of the decision and requested an injunction to suspend enforceability of the tax credit which was granted to Ambev. Regarding the portion of the decision subject to review at the administrative level, in August 2019 the Upper Administrative House rendered a partially favorable decision to Ambev. Ambev was notified of the decision and filed a judicial proceeding to discuss the unfavorable portion of the decision. Ambev also requested an injunction, which was granted in order to suspend the enforceability of the remaining tax credit.

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization and filed a defense. In March 2017, Ambev was notified of a partially favorable first level administrative decision and filed an appeal to the Lower Administrative Court. In May 2018, Ambev received a partially favorable decision at the Lower Administrative Court. In May 2019, Ambev filed a Special Appeal for analysis of the case by the Upper Administrative House. In November 2019, the Special Appeal was partially admitted by the Upper Administrative House and Ambev filed an appeal related to the portion that was not admitted. Ambev was notified of the decision and filed a judicial proceeding to discuss the unfavorable portion of the decision. Ambev also requested an injunction to suspend the enforceability of the tax credit, which was granted to Ambev. The admitted part of the Special Appeal will be examined by the Upper Administrative House.

The amount related to this uncertain tax position as of 30 June 2020 is aproximately 10.2 billion Brazilian real (1.9 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol as well as the related costs.

Goodwill Beverage Associate Holding (BAH)

In October 2013, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court against the decision. In November 2018, Ambev received a partially favorable decision at the Lower Administrative Court. Ambev submitted counterarguments responding to the special appeal filed by the tax authorities and, regarding the unfavorable part of the decision, filed a special appeal to the Administrative Upper House. In December 2019, the Special Appeal was partially admitted by the Administrative Upper House and Ambev filed an appeal related to the portion that was not admitted. In June 2020, Ambev received a decision from the Administrative Upper House dismissing the appeal related to the portion that was not admitted. Currently, Ambev is awaiting the judgment of the Administrative Upper House in relation to the portion of the Special Appeal that was admitted.

In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization and filed defenses. In April 2019, the First Administrative Court rendered unfavorable decisions to Ambev. As a result thereof, Ambev appealed to the Lower Administrative Court. In November and December 2019, Ambev received partially favorable decisions at the Lower Administrative Court. Ambev is awaiting the results of the remaining decisions in order to file the applicable appeals.

The amount related to this uncertain tax position as of 30 June 2020 is approximately 2.2 billion Brazilian real (0.4 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Goodwill CND Holdings

In November 2017, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. The decision from the first-level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, the Lower Administrative Court rendered a partially favorable decision. In June 2020, Ambev was notified of the decision and filed a motion for clarification of the decision. In addition, Ambev submitted counterarguments responding to the special appeal filed by the tax authorities regarding the portion that was favorable to Ambev.

The amount related to this uncertain tax position as of 30 June 2020 is approximately 1.0 billion Brazilian real (0.2 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Tax Loss Offset

Ambev and certain of its subsidiaries received a number of assessments from the Brazilian Federal Tax Authorities relating to the offset of tax losses carry forward in the context of business combinations.

In February 2016, the Administrative Upper House ruled unfavorably to Ambev in two cases. Ambev filed judicial proceedings to discuss the matter. In September 2016, Ambev received a favorable first level decision in one of the judicial claims, and in March 2017, an unfavorable first-level decision in the other case. Both cases are now awaiting analysis by the second-level judicial court. The other cases are being challenged at the administrative level and are still awaiting final decisions.

The amount related to this uncertain tax position as of 30 June 2020 is approximately 0.6 billion Brazilian real (0.1 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Disallowance of financial expenses

In 2015 and 2016, Ambev received tax assessments related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. Ambev presented defenses and, in November 2019, received a favorable decision at the first-level administrative court regarding the 2016 case. The 2015 case is still pending decision by the first-level administrative court.

The amount related to this uncertain tax position as of 30 June 2020 is approximately 4.9 billion Brazilian real (0.9 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Disallowance of tax paid abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at both the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases, which became definitive. In January 2020, the Lower Administrative Court rendered unfavorable decisions regarding four of these assessments (from 2015 and 2016). Ambev management estimates the total amount of possible losses in relation to these four assessments to be approximately 3.6 billion Brazilian real (0.7 billion US dollar) as of 30 June 2020. Regarding the 2015 assessments, Ambev was notified of the decisions and filed a motion for clarification. Ambev is still awaiting the formal notification of the 2016 decisions to file the applicable appeals. The other cases are still waiting final decisions. In September 2017, Ambev decided to include part of these tax assessments in the Brazilian Federal Tax Regularization Program of the Provisional Measure No 783.

The amount related to this uncertain tax position as of 30 June 2020 is approximately 10.3 billion Brazilian real (1.9 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Presumed Profit

In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profits instead of the “real profit” method. In September 2017, Arosuco received an unfavorable first level administrative decision and filed an appeal. In January 2019, the Lower Administrative Court rendered a favorable decision to Arosuco, which became definitive.

In March 2019, Ambev received a new tax assessment regarding the same subject and filed a defense. In October 2019, Arosuco received an unfavorable first level administrative decision and filed an appeal. The amount related to this uncertain tax position as of 30 June 2020 is approximately 0.5 billion Brazilian real (0.1 billion US dollar). Arosuco has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Deductibility of IOC expenses

In November 2019, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in 2014. The assessment refers primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and the impact on the increase in the deductibility of IOC expenses. Ambev filed an administrative defense and is awaiting a decision by the first-level administrative court.

The company distributed IOC in the years following the assessed period. Accordingly, if the IOC deductibility is also questioned in the future on the same basis as the aforementioned tax assessment, Ambev estimates that the conclusion of these discussions would be similar to the present case, therefore maintaining the effects of the deductibility of IOC expenses in the effective income tax rate.

The amount related to this uncertain tax position as of 30 June 2020 is approximately 4.0 billion Brazilian real (0.7 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

Disallowance on Income Tax deduction

In January 2020, Arosuco, a subsidiary of Ambev, received a tax assessment from the Brazilian Federal Tax Authorities regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure No. 2199-14 / 2001. Arosuco filed an administrative defense and is awaiting a decision by the first-level administrative court.

The amount related to this uncertain tax position as of 30 June 2020 is approximately 2.0 billion Brazilian real (0.4 billion US dollar). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

ICMS VALUE ADDED TAX, EXCISE TAX (“IPI”) AND TAXES ON NET SALES

Manaus Free Trade Zone – IPI / Social contributions

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/ or zero-rated from excise tax (“IPI”) and social contributions (“PIS/COFINS”). With respect to IPI, Ambev’s subsidiaries have been registering IPI presumed tax credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.

Ambev has also been receiving charges from the Brazilian Federal Tax Authorities in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings and (ii) PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries.

In April 2019, the Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/SP and 596.614/SP, with binding effects, deciding on the rights of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF. The cases are being challenged at both the administrative and judicial levels.

Ambev management estimates the possible loss related to these assessments to be approximately 4.6 billion Brazilian real (0.8 billion US dollar) as of 30 June 2020. Ambev has not recorded any provision in connection therewith.

IPI Suspension

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both the administrative and judicial levels.

Ambev management estimates the possible loss related to these assessments to be approximately 1.7 billion Brazilian real (0.3 billion US dollar) as of 30 June 2020. Ambev has not recorded any provision in connection therewith.

ICMS tax credits

Ambev is currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts.

Ambev management estimates the possible losses related to these assessments to be approximately 2.0 billion Brazilian real (0.4 billion US dollar) as of 30 June 2020. Ambev has not recorded any provision in connection therewith.

ICMS-ST Trigger

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant states, cases in which the state tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels.

Ambev management estimates the total possible loss related to this issue to be approximately 8.2 billion Brazilian real (1.6 billion US dollar) as of 30 June 2020. Ambev has recorded provisions in the total amount of of 8 million Brazilian real (2 million US dollar) in relation to certain proceedings for which it considers the chances of loss to be probable due to specific procedural issues.

ICMS – PRODEPE

In 2015, Ambev received a tax assessment issued by the State of Pernambuco to charge ICMS differences due to an alleged non-compliance with the state tax incentive agreement (“PRODEPE”) as a result of the rectification of its monthly reports. The state tax authorities understood that Ambev was not able to use the incentive due to this rectification. In 2017, Ambev had a final favorable decision in the sense that such assessment was null due to formal mistakes of the tax auditor. However, in September 2018, Ambev received a new tax assessment to discuss the same matter. There are other assessments related to PRODEPE. Ambev management estimates the possible losses related to this issue to be approximately 0.6 billion Brazilian real (0.1 billion US dollar) as of 30 June 2020. Ambev has recorded a provision in the total amount of 5 million Brazilian real (1 million US dollar) in relation to one proceeding it considers the chances of loss to be partially probable.

SOCIAL CONTRIBUTIONS

Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to PIS/COFINS amounts allegedly due over bonus products granted to its customers. The cases are being challenged at both the administrative and judicial levels of the courts. In 2019, Ambev received final favorable decisions at the administrative level in some of these cases and favorable decisions in other cases that are still subject to review. At the judicial level, the case is still in the initial stage.

Ambev management estimates the possible loss related to these assessments to be approximately 2.1 billion Brazilian real (0.4 billion US dollar) as of 30 June 2020. No related provision has been made.

AB INBEV’S AUSTRALIAN BUSINESS TAX MATTERS

SAB Australia Pty Limited (“SAB Australia”), a subsidiary of AB InBev, received a tax assessment for the 2012 to 2014 income tax years for 0.3 billion Australian dollar (0.3 billion US dollar) related to the interest deductions of SAB’s acquisition of the Foster’s group (the “Foster’s acquisition”). SAB Australia is disputing the 2012 to 2014 assessment and remains confident of the positions it has adopted. SAB Australia paid 47 million US dollar related to the tax assessment pending conclusion of the matter and recorded a provision of 0.1 billion US dollar in connection therewith as of 30 June 2020.

The Australian tax authorities have also notified SAB Australia that it has commenced an audit of the 2015 to 2020 income tax years. The focus of the audit is the tax treatment of the ongoing funding arrangements associated with the Foster’s acquisition.

OTHER TAX MATTERS

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities have contacted the companies that have benefitted from the system and have advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute illegal state aid. The European Commission has appealed the judgment to the European Court of Justice. Pending the outcome of that appeal, the European Commission opened new state aid investigations into the individual Belgian tax rulings, including the one issued to AB InBev in September 2019, to remedy the concerns that led to annulment of its earlier decision by the General Court. These investigations relate to the same rulings that were subject to the European Commission decision issued on 11 January 2016. AB InBev cannot at this stage estimate the final outcome of such legal proceedings. Based on the estimated exposure related to the excess profit ruling applicable to AB InBev, the different elements referred to above, as well as the possibility that taxes paid abroad and non-recognized tax loss carryforwards could eventually partly or fully offset amounts subject to recovery, if any, AB InBev has not recorded any provisions in connection therewith as of 30 June 2020.

In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. Against such decision AB InBev has filed a court claim before the Brussels court of first instance which ruled in favor of AB InBev on 21 June 2019. The Belgian tax authorities appealed this judgment. Also, in respect of this aspect of the excess profit ruling matter, considering the company’s and its counsel assessment, as well as the position taken by the tax authorities’ mediation services, in respect of the merits of the case, AB InBev has not recorded any provisions as 30 June 2020.

In January 2019, AB InBev deposited 68 million euro (76 million US dollar) on a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court case, this amount will either be slightly modified, or released back to the company or paid over to the Belgian State.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,574 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 1.0 billion Brazilian real (0.2 billion US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case. All six lawsuits were ruled favorable to Ambev by the Superior Court of Justice (“STJ”). Three cases were dismissed by the STJ’s Special Court and may still be subjected to further appeals. One case was ruled favorable to Ambev by the STJ´s Special Court and appealed while another case was remitted to the STJ´s lower court for a new judgment. The sixth case was ruled favorable to Ambev and may still be subject to an appeal. Considering all of these facts, Ambev and its external counsels strongly believe that the chance of loss in these cases is remote.

UNITED STATES CLASS ACTION SUIT

On 21 June 2019, a proposed class action was filed in the United States District Court for the Southern District of New York against AB InBev and three of its officers. The complaint alleges claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder on behalf of a proposed class of purchasers of AB InBev American Depositary Shares between 1 March 2018 and 24 October 2018. The plaintiff alleges that defendants misstated or omitted material facts regarding, among other things, the company’s financial condition, its dividend policy and the effectiveness of its disclosure controls and procedures. The complaint seeks unspecified compensatory damages and reimbursement for litigation expenses. An amended complaint filed on 12 December 2019 contained substantially the same allegations, but reduced the number of defendant officers to two. The company has moved to dismiss the case and is currently awaiting a hearing on its motion to dismiss. The company has not recorded any provision.

25.	Related parties

There are no material changes to the company’s related party transactions during the first six months of 2020 as compared to 2019.

26.	Events after the balance sheet date

On 7 July 2020, the company completed the tender offers of seven series of notes issued by Anheuser-Busch InBev NV/SA (ABISA), and Anheuser-Busch InBev Finance Inc. (ABIFI) and repurchased 3.0 billion US dollar aggregate principal amount of these notes. The total principal amount accepted in the tender offers is set out in the table below.

Date of redemption	Issuer (abbreviated)	Title of series of notes issued exchanged	Currency	Original principal amount outstanding (in million)	Principal amount redeemed (in million)	Principal amount not redeemed (in million)

7 July 2020	ABISA	4.000% Notes due 2021	EUR	750	231	519
7 July 2020	ABISA	1.950% Notes due 2021	EUR	650	123	527
7 July 2020	ABISA	0.875% Notes due 2022	EUR	2 000	356	1 644
7 July 2020	ABISA	0.800% Notes due 2023	EUR	1 000	356	644
7 July 2020	ABIFI	Floating Rate Notes due 2021	USD	311	129	182
7 July 2020	ABIFI	2.625% Notes due 2023	USD	643	167	476
7 July 2020	ABIFI	3.300% Notes due 2023	USD	2 799	1 467	1 332

On 13 July 2020, the company announced that its wholly-owned subsidiaries Anheuser-Busch InBev Worldwide Inc (ABIWW), Anheuser-Busch InBev Finance Inc. (ABIFI) and Anheuser-Busch North American Holding Corporation (“ABNA”) were exercising their options to redeem the outstanding principal amount indicated in the table below of the following series of notes.

Date of redemption	Issuer (abbreviated)	Title of series of notes issued exchanged	Currency	Original principal amount outstanding (in million)	Principal amount redeemed (in million)

12 August 2020	ABIWW	2.500% Notes due 2022	USD	454	454
12 August 2020	ABIWW	4.375% Notes due 2021	USD	285	285
29 July 2020	ABIWW	3.250% Notes due 2022	AUD	550	550
12 August 2020	ABIFI	3.375% Notes due 2023	CAD	600	600
12 August 2020	ABNA	3.750% Notes due 2022	USD	150	150